24-10043

03016792

RECD S.E.C.
MAR 1 4 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Cornerstone Income Fund, LLC /IL
(Exact name of issuer as specified in its charter)

Illinois
(State or other jurisdiction of incorporation or organization)

25 East Washington Street, Suite 500
Chicago, Illinois 60602
(313) 346-6639

PROCESSED
MAR 17 2003
THOMSON
FINANCIAL

(Address, including zip code, and telephone number,
including area code, of agent for service)

6282	38-3665292
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Cornerstone Income Fund, LLC
25 East Washington Street, Suite 500
Chicago, Illinois 60602

Cornerstone Financial Group USA, Ltd.
25 East Washington Street, Suite 500
Chicago, Illinois 60602

Arthur B. Adler & Associates, Ltd.
25 East Washington Street, Suite 500
Chicago, Illinois 60602

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Illinois.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Neither the issuer nor any of its predecessors or affiliated issuers issued any unregistered securities within one year prior to the filing of this Form 1-A. Neither the issuer nor any of its predecessors or affiliated issuers sold any unregistered securities within one year prior to the filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The Issuer is not a party to any arrangements.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The Issuer engaged Friedman, Goldberg, Mintz & Kallergis, LLC (accountants) to prepare financial forecasts.

ITEMS 9. Use of a Solicitation of Interest Document

The Issuer did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II – OFFERING CIRCULAR

CONFIDENTIAL OFFERING MEMORANDUM

Memorandum Number______
Name of Offeree________________________

CORNERSTONE
INCOME FUND, LLC

100 Class A Interests
Offering Price - $50,000 per Interest
Minimum Purchase - One Interest

Cornerstone Income Fund, LLC (the "Fund"), an Illinois Limited Liability Company, offers hereby up to 100 Class A Interests (the "Interests") in the Fund at a price of $50,000 per Interest for a total offering of $5,000,000. The Manager (as defined herein) may increase the size of the offering in its sole discretion. The Interests are being offered by the Fund for sale to accredited investors only, pursuant to the exemptions from registration contained in Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A under the Act. No application to register the Interests has or will be made, and no registration statement has been or will be filed with the United States Securities and Exchange Commission or with any state securities commission relating to the Interests.

Distributions will be made to Class A and Class B Members pursuant to the terms of the Fund's Operating Agreement annexed hereto and the description set forth in Item 12 below.

All subscriptions for Interests will be deposited into a special account at a bank and released to the Fund upon acceptance by the Manager. The Offering will commence on approximately February 15, 2003, unless extended, will terminate by December 31, 2003. The Manager may extend the offering, without notice to subscribers. The Manager has the right to reject subscriptions in whole or in part for any reason. Subscriptions which are subsequently rejected by the Manager will not be considered in determining whether the Fund has met the minimum Offering requirement.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Interests Offered		Price to Public (1)	Selling Agent/ Finders Fees (2)	Proceeds to Fund
Per Interest......		$50,000	$6,500	$43,500
Maximum	(100 Interests)	$5,000,000	$650,000	$4,350,000

(Notes on following page.)

Cornerstone Income Fund, LLC
25 East Washington Street, Suite 500
Chicago, Illinois 60602

The date of this Memorandum is March 15, 2003

(1) Subscribers purchasing the Interests should make their check payable to "Cornerstone Income Fund, LLC." The Interests are offered by our Fund on a "best efforts" 100 Interest maximum basis until December 31, 2003, or until such earlier date as all such Interests are sold, which date may be extended by the Manager in its sole discretion.

(2) We intend to offer the Interests through our Manager, who will receive no compensation there for but will be reimbursed for their reasonable expenses in connection therewith. In addition, our Fund may engage licensed N.A.S.D. broker-dealers to act as selling agents for our Fund, on a "best efforts" basis, who will be paid a commission of up to ten percent (10%), plus a non-accountable expense of three percent (3%). The figures herein assume payment of commissions on the sale of all Interests. See Item 4. Plan of Distribution.

THIS MEMORANDUM CONSTITUTES AN OFFER ONLY TO THE PERSON WHOSE NAME APPEARS ON THE COVER PAGE HEREOF

Any modification to this Offering will be made by means of an amendment to this Memorandum. We reserve the right to withdraw or cancel the offer without notice and to reject any orders, in whole or in part, for the purchase of any of the offered Interests.

[Balance of this page intentionally left blank]

NOTICE

THIS PRIVATE PLACEMENT MEMORANDUM ("MEMORANDUM") IS FURNISHED ON A CONFIDENTIAL BASIS SOLELY FOR USE BY ITS INTENDED RECIPIENT IN CONNECTION WITH YOUR CONSIDERATION OF AN INVESTMENT IN LIMITED LIABILITY COMPANY INTERESTS (THE "INTERESTS") OF THE CORNERSTONE INCOME FUND, LLC (THE "FUND"). ANY DUPLICATION OR REDISTRIBUTION OF THIS PRIVATE PLACEMENT MEMORANDUM IS PROHIBITED. THE RECIPIENT OF THIS PRIVATE PLACEMENT MEMORANDUM, BY ACCEPTING DELIVERY HEREOF, AGREES NOT TO TRANSMIT, REPRODUCE, OR MAKE THIS MEMORANDUM AND ANY DOCUMENTS OR OTHER INFORMATION SUPPLIED IN CONNECTION WITH IT AVAILABLE TO ANYONE OTHER THAN THE INTENDED RECIPIENT AND ITS BUSINESS, LEGAL, OR FINANCIAL ADVISORS AND AGREES TO RETURN IT AND ALL RELATED DOCUMENTS TO THE MANAGER IF THE RECIPIENT ELECTS NOT TO PURCHASE ANY OF THE SECURITIES OFFERED HEREBY. DUE TO THE CONFIDENTIAL NATURE OF THIS PRIVATE PLACEMENT MEMORANDUM, ITS USE FOR ANY OTHER PURPOSE MIGHT INVOLVE SERIOUS LEGAL CONSEQUENCES. CONSEQUENTLY, THIS PRIVATE PLACEMENT MEMORANDUM MAY NOT BE REPRODUCED OR TRANSMITTED IN WHOLE OR IN PART, AND MAY NOT BE DELIVERED TO ANY OTHER PERSON OTHER THAN PROFESSIONAL ADVISORS FOR PURPOSES OF EVALUATION ON BEHALF OF THE PERSON REVIEWING IT. NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS, OR GIVE ANY INFORMATION WITH RESPECT TO THIS OFFERING, EXCEPT FOR THE INFORMATION CONTAINED HEREIN, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN OR OTHERWISE SUPPLIED BY THE FUND OR THE MANAGER MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND.

THE PURCHASE OF INTERESTS IN THE FUND REQUIRES A MINIMUM INVESTMENT OF $50,000 AND IS OFFERED ONLY TO THOSE INVESTORS WHO ARE "ACCREDITED INVESTORS" AS DEFINED PURSUANT TO REGULATION D OF THE SECURITIES ACT OF 1933, AND REQUIRES AN INVESTOR WITH THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT THE HIGH RISKS AND LACK OF LIQUIDITY INHERENT IN AN INVESTMENT IN THE FUND. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. NO ASSURANCE CAN BE GIVEN THAT THE FUND'S INVESTMENT OBJECTIVE WILL BE ACHIEVED. A PROSPECTIVE PURCHASER MUST BE ABLE TO BEAR THE RISK OF COMPLETE LOSS OF THE INVESTMENT. THE INTERESTS WILL BE OFFERED AND SOLD ONLY TO PERSONS REPRESENTING IN WRITING THAT THEY SATISFY THESE AND OTHER CRITERIA SET FORTH IN THE SUBSCRIPTION AGREEMENT. THE SUBSCRIPTION PRICE OF THE INTERESTS HAS BEEN ARBITRARILY DETERMINED BY THE MANAGER AND IS NOT AN INDICATION OF THE ACTUAL VALUE OF THESE INTERESTS.

THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY STATE. THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION MAY NOT BE MADE PURSUANT TO AN EXEMPTION FROM REGISTRATION OR WITHOUT PRIOR REGISTRATION OR QUALIFICATION OF THE INTERESTS UNDER THE SECURITIES LAWS OF THAT STATE. THE INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THESE OFFERING MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISKS. SEE "RISK FACTORS." IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE FUND AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. A PROSPECTIVE INVESTOR SHOULD NOT SUBSCRIBE FOR INTERESTS UNLESS SATISFIED THAT HE, OR HE AND HIS LEGAL COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS, HAS ASKED FOR AND RECEIVED ALL INFORMATION WHICH WOULD ENABLE HIM OR BOTH OF THEM TO EVALUATE THE MERITS AND RISKS OF THE PROPOSED INVESTMENT. THE MANAGER SHALL MAKE AVAILABLE TO EACH INVESTOR OR THE INVESTOR'S AGENT, DURING THIS OFFERING AND PRIOR TO THE SALE OF ANY INTERESTS, THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE MANAGER CONCERNING ANY ASPECT OF THE FUND AND ITS PROPOSED BUSINESS AND TO OBTAIN ANY ADDITIONAL RELATED INFORMATION TO THE EXTENT THE FUND POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

THE INTERESTS OFFERED HEREBY MAY NOT BE TRANSFERRED OR SOLD WITHOUT THE PRIOR WRITTEN CONSENT OF THE MANAGER OF THE FUND, CORNERSTONE FINANCIAL GROUP USA, LTD. (THE "MANAGER"), WHICH CONSENT MAY BE GIVEN OR WITHHELD IN THE MANAGER'S SOLE DISCRETION. IT IS ANTICIPATED THAT TRANSFERS WILL NOT GENERALLY BE PERMITTED. IN ADDITION TO THE FOREGOING, THE INTERESTS OFFERED HEREBY MAY NOT BE TRANSFERRED OR SOLD UNLESS SUCH TRANSFER OR SALE OTHERWISE COMPLIES WITH, OR IS EXEMPT FROM, THE REGISTRATION REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX CONSEQUENCES FROM AN INVESTMENT IN THE FUND. NO ASSURANCE CAN BE GIVEN THAT EXISTING LAWS WILL NOT BE CHANGED OR INTERPRETED ADVERSELY. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THIS PRIVATE PLACEMENT MEMORANDUM AS LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT ITS OWN COUNSEL AND ACCOUNTANT FOR ADVICE CONCERNING THE VARIOUS LEGAL, TAX, AND ECONOMIC CONSIDERATIONS RELATING TO ITS INVESTMENT.

THE MANAGER RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR PART. ANY SUBSCRIPTION WHICH IS NOT ACCOMPANIED BY A PROPERLY EXECUTED SUBSCRIPTION AGREEMENT WILL BE REJECTED.

THE INFORMATION CONTAINED IN THIS MEMORANDUM IS AS OF THE DATE SET FORTH ON THE COVER PAGE HEREOF, AND DELIVERY OF THIS MEMORANDUM AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE SET FORTH ON THE COVER PAGE HEREOF.

DURING THE COURSE OF THE OFFERING AND PRIOR TO SALE OF THE INTERESTS, PROSPECTIVE PURCHASERS ARE INVITED TO ASK QUESTIONS OF AND TO OBTAIN ADDITIONAL INFORMATION FROM THE MANAGER CONCERNING THIS OFFERING, THE TERMS AND CONDITIONS OF THE OFFERING AND OTHER RELEVANT MATTERS (INCLUDING, BUT NOT LIMITED TO, ADDITIONAL INFORMATION TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH IN THIS MEMORANDUM) TO THE EXTENT THAT THE MANAGER POSSESSES SUCH INFORMATION OR CAN ACQUIRE SUCH INFORMATION WITHOUT UNREASONABLE EFFORT OR EXPENSE.

DOCUMENTS REFERRED TO IN THIS MEMORANDUM BUT NOT PROVIDED WILL BE PROVIDED UPON REQUEST TO ANY OFFEREE OR HIS ADVISOR, AND ARE AVAILABLE FOR INSPECTION BY ANY OFFEREE AND HIS ADVISOR AT THE OFFICES OF THE MANAGER, 25 EAST WASHINGTON STREET, SUITE 500, CHICAGO, ILLINOIS 60602.

THE OFFERING WILL TERMINATE ON DECEMBER 31, 2003, UNLESS EXTENDED BY THE MANAGER (THE "TERMINATION DATE"). THE MANAGER RESERVES THE RIGHT TO TERMINATE THE OFFERING AT ANY TIME. ALL CHECKS TO PAY FOR INTERESTS SHOULD BE PAYABLE TO "CORNERSTONE INCOME FUND, LLC". THERE IS NO MINIMUM OF INTERESTS THAT MUST BE SOLD PRIOR TO THE FUND RECEIVING THE PROCEEDS FROM THE SALE OF UNITS. SEE "RISK FACTORS," AND "USE OF PROCEEDS."

(Balance of this page intentionally left blank)

CORNER STONE
INCOME FUND, LLC

TABLE OF CONTENTS

Item 3. Summary Information, Risk Factors and Dilution

OFFERING SUMMARY

The information set forth below is intended only for quick reference, is not complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Confidential Private Placement Memorandum (the "Memorandum"). All information in this Memorandum regarding the limited liability company agreement of Cornerstone Income Fund, LLC (the "Operating Agreement"), and all other documents referenced herein, are qualified by a full statement of the terms thereof, as set forth in the exhibits to this Memorandum, which should be reviewed carefully by any prospective investor.

The Fund

Cornerstone Income Fund, LLC, (the "Fund"), an Illinois Limited Liability Company, was recently formed for the purpose of purchasing and collecting delinquent consumer and business receivables ("Receivables", which may include Receivables which have already been reduced to judgment), and in some instances, disposing of the same through sale, trade or other means. Delinquent Receivables are unpaid debts of individuals and businesses to creditors, including banks, finance companies, retail merchants and other service providers. Since the Fund was only recently formed, it has no operating history. The Fund provides limited liability for all investors and the Manager of the Fund (collectively, the "Members") in accordance with Illinois state law. This Memorandum relates to the offering of Class A limited liability company interests (the "Interests") in the Fund.

Investment Objective

The Fund's primary investment objective is to generate attractive risk-adjusted returns through the acquisition, management and collection of the Receivables.

The Offering

The Fund is offering 100 Class A Interests at $50,000 per Interest. Sales will commence once this Memorandum has been qualified by the Securities and Exchange Commission and the Secretary of State of the State of Illinois. The minimum purchase is one Interest or $50,000. Proceeds from the sale of the Interests will be deposited into a special account at a bank. The proceeds for the Interests sold will be deposited into the special account by December 31, 2003 (unless extended by the Manager) and released to the Fund upon acceptance by the Manager. The Manager may increase the size of the Offering at its sole discretion. The Manager may permit the sale of less than one Interest on a case-by-case basis in its sole discretion. Once accepted by the Fund, a subscriber will not have the right to a return of the subscription amount.

Subscriptions

Persons interested in subscribing for Interests should complete and return to the Manager the subscription agreement annexed hereto as an Exhibit (the "Subscription Agreement").

Eligible Investors

The Fund is offering Interests to investors who are "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). Members must also be sophisticated persons who understand the nature of the investment, do not require liquidity in the investment, and can bear the economic risk of the investment.

Members

The Fund has two classes of Members: the Class A Members and the Class B Member. The Class B Member is the Manager. Each investor will become a Class A Member in the Fund. Except for certain limited matters set forth in the Operating Agreement, the Class A Members have no voting rights.

Manager

Cornerstone Financial Group USA, Ltd., serves as the manager of the Fund (the "Manager") and is responsible for managing the day-to-day affairs of the Fund. The principal executive offices of the Manager are located at 25 East Washington Street, Suite 500, Chicago, Illinois 60602-1702 and its telephone number is 312-346-6639. See Items 8 and 9.

Collection Firm

The Manager will retain the services of a law firm which specializes in collection and recovery of debts. The Manager anticipates retaining the law firm of Arthur B. Adler & Associates, Ltd. to perform such services. Mr. Adler is a principal of the Manager. The Collection Firm will receive twenty five percent of the amount collected by such firm. See Items 8 and 9.

Expenses

The Manager shall bear all costs incurred by it in connection with the formation and organization of the Fund. The Fund shall bear all selling expenses of, and offering of Interests in, the Fund. The Manager shall also pay or cause to be paid all remaining costs and expenses incurred by the Manager for the benefit of the Fund in connection with the operation of the Fund which the Manager deems necessary or desirable, including but not limited to: all costs of collection (except for the costs of the collection firm), including, but not limited to, contingency fees, rent, utilities, phone, compensation to Manager's employees and other costs of operating the Fund.

Management Fee

The Fund shall pay the Manager a collection fee (the "Collection Fee") equal to 35% of adjusted gross proceeds from the collection of Receivables. The term "adjusted gross proceeds" means gross proceeds after payment of litigation expenses such as court costs. Notwithstanding the foregoing, in the event an account is taken to litigation outside the State of Illinois, the Collection Fee shall be increased to 45% of adjusted gross proceeds on such account.

Capital Contributions

The minimum capital contribution is $50,000 for each Class A Member in the Fund. The Manager in its sole discretion, may accept initial and subsequent investments in lesser amounts. Capital contributions from new members and additional contributions from existing members will be accepted at such times as the Manager may determine. All capital contributions will be due and payable as of the date of admission of such investor as a Member of the Fund. The Manager reserves the right to accept or reject subscriptions in its absolute discretion.

Transfer of Interests

An Investor may only sell, offer for sale, transfer, pledge or hypothecate such Interest in accordance with the terms of the Operating Agreement and may not do any of the foregoing in the absence of an effective registration statement covering such Interest under the Securities Act unless such sale, offer of sale, transfer, pledge or hypothecation is exempt from registration under the Securities Act of 1933. The Fund does not have any obligation to register such Interest for sale, or to assist in establishing an exemption from registration for any proposed sale.

Allocation of Net Loss and Net Profit

Any Net Loss of the Fund for any fiscal year or period shall be allocated to the Members having positive Capital Account balances in proportion to, and to the extent of, their respective positive Capital Account balances and thereafter 100% to the Class B Member. Net Profits of the Fund for any fiscal year or period shall be allocated to the Members as follows: (i) first, until the Fund has cumulatively recouped all Net Losses allocated above, any Net Profits of the Fund for any fiscal year or period shall be allocated to the Members in the proportions, amounts, and reverse order in which Net Losses were actually allocated; and (ii) thereafter, 65% to the Class A Members in proportion to their respective Class A Interests and 35% to the Class B Member.

Cash Available for Distribution

Cash Available for Distribution is defined in the Operating Agreement as the excess of cash received from the collection of Receivables by the Fund over the sum of (i) the Collection Fee, (ii) amounts to be used by the Manager to acquire new Receivables and (iii) reserves determined by the Manager to be necessary and desirable for the operation of the Fund.

Distributions

Beginning with the month a significant amount of cash is available for distribution, Cash Available for Distribution (as defined in the Operating Agreement) shall be distributed on the 10th day of each and every month or on such other day during the month as determined by the Manager as follows: (a) first, 100% to the Class A Members in proportion to their respective Class A Interests until they have received a return of their Capital Contributions; (b) thereafter, 65% to the Class A Members in proportion to their respective Class B Interests and 35% to the Class B Member.

Other Activities

The Manager and its employees, affiliates, and other agents engage in other business activities, and may engage in the collection practice for other entities other than the Fund.

Tax Considerations

The Manager shall make such tax elections for the Fund under the Code and the tax laws of any state or other jurisdiction having taxing jurisdiction over the Fund as it deems appropriate. The Manager may, where permitted by the rules of any taxing jurisdiction, make a composite, combined or aggregate tax return reflecting the income of the Fund and pay the tax, interest and penalties of some or all of the Members on such income to the taxing jurisdiction, in which case the Fund shall inform the Members of the amount of such tax, interest and penalties so paid and reduce the Distributions to such Members accordingly.

Risk Factors

An investment in the Fund entails certain risks. There is no assurance that the Fund will be profitable or that an investor will not lose some or all of its investment in the Fund. Prospective investors should review carefully the discussion under "Risk Factors" contained herein. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of their entire amount invested.

Reports to Members

An annual report to Members, including annual financial statements, will be provided to each Member.

Fiscal Year End

The financial year of the Fund will end on December 31.

Term

The Fund shall continue until terminated by the Manager in accordance with the Operating Agreement.

Use of Proceeds	The Capital Contributions received from the sale of the Interests will be used by the Manager to purchase portfolios of Receivables.
Auditors	Friedman, Goldberg, Mintz & Kallergis, LLC will serve as the independent auditors of the Fund.

[Balance of this page intentionally left blank]

RISK FACTORS

The Interests are speculative in nature and involve a high degree of risk. The Interests should be purchased only by persons who can afford to lose their entire investment. Prospective Investors should consider very carefully the following risk factors pertaining to this Offering. The value of Interests in the Fund may go down as well as up and investors may not receive, upon termination of the Fund or otherwise, the capital originally invested. The following does not purport to be a comprehensive summary of all the risks associated with an investment in the Fund. In addition, Investors should carefully review all of the other information set forth elsewhere in this Memorandum and in the Exhibits attached hereto and consult with their own counsel and advisors before deciding to invest in the Fund.

General

An investment in the Fund involves various risks, including the risk that an investor can lose capital. As a general rule, investors can expect that investments with higher return potential will also have higher potential of risk of loss of capital or income. Investments in securities are by their nature speculative. The value of securities can be affected by economic conditions, trends in business and finance, national and world affairs and other events and circumstances.
While the Manager strives to attain the investment objective of the Fund through its management skills, there can be no assurance that the Fund will achieve its investment objective. The Fund could realize substantial losses, rather than gains, from some or all of the investments described herein.

Lack of Operating History

Both the Manager and the Fund were only recently organized and have to date conducted no operations, except for organizational activities relating to the Fund. Although the Principal of the Manager has significant experience in the debt collection industry, the Fund has no operating history upon which an evaluation of its proposed business can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered in starting a new business. Proposed operations will be subject to all risks inherent in the establishment of a new business enterprise.

Portfolio Risk; Collectability of Receivables

The business of the Fund solely consists of acquiring and collecting previously defaulted Receivables incurred in connection with consumer and commercial credit card accounts and consumer and business loan accounts issued by originating institutions ("Originating Institutions") such as major banks and merchants. Each of the Receivables consists of an account balance that has been deemed uncollectible and, consequently, charged off by the Originating Institution. Prior to the Fund acquiring the Receivables, numerous attempts generally have been made by the Originating Institutions to collect on the defaulted accounts, typically through in-house collection departments, and in some cases through third-party collection agencies. The Fund acquires the Receivables from the Originating Institutions at a significantly discounted price and believes it can successfully obtain recoveries on the Receivables in amounts in excess of its acquisition cost for the Receivables. Notwithstanding this belief, actual recoveries on the Receivables may vary as a result of a variety of factors within and beyond the Fund's control. Accordingly, there can be no assurances as to the timing or amounts to be collected in respect of the Receivables.

Possible Shortage of Receivables for Purchase

The Fund's success is, to a significant degree, dependent on the availability of Receivables that meet its requirements. The availability of portfolios of Receivables at prices favorable to the Fund is dependent on a number of factors outside of the control of the Fund, including the continuation of the current growth trend in consumer installment debt. Curtailment of that trend could result in less credit being extended by Originating Institutions and consequently fewer Receivables available for purchase at prices that conform to the Fund's strategy for profitable collection. The possible entry of new competitors (including competitors that historically have focused on the acquisition of different asset types) may adversely affect the Fund's access to Receivables. In addition, overly aggressive pricing by competitors could have the effect of raising the cost of portfolios of Receivables above those that conform to the Fund's pricing models.

No Minimum Capital Contributions

This Offering does not have any requirements that a minimum number of Interests must be sold in order for the Offering to close. The Manager may elect to accept the proceeds for one Interest and commence the operation of the Fund.

Regulatory Environment

Currently, there is limited regulation of the purchase and sale of portfolios of charged-off Receivables by the Federal Trade Commission. There is no assurance that new consumer protection laws will not be proposed and enacted that could impose requirements on the enforcement of and collection of Receivables. Any new law or ruling that may be adopted may adversely affect the Fund's ability to enforce the Receivables. In addition, if the Fund were to fail to comply with those laws applicable to the Fund, it could adversely affect the Fund's ability to enforce the Receivables. Moreover, Congress is currently considering extensive changes to the Bankruptcy Code which will make it harder for consumer debtors to discharge debts under Chapter 7 of the Bankruptcy Code. The Fund does not know how such changes, if they are adopted, might affect its business.

Uncertain Performance of Outsourced Collection Process

The Fund will depend upon the competence, processes and procedures of outside law firms and collection agencies. The Fund anticipates entering into an agreement with Arthur B. Adler and Associates, Ltd. to serve as the collection law firm for the Fund. Should such firm and other firms engaged by the Fund perform poorly, it will materially effect the ability of the Fund to generate returns to the investors. Moreover, the Fund's relationship with Arthur B. Adler and Associates, Ltd., is based upon Arthur B. Adler, the Principal of the Manager, and the loss of his services for any reason could materially adversely effect this relationship. While the Fund will make every effort to secure and manage its relationships with these various entities, the Fund cannot guarantee the performance of the outside collection process.

Debtor's Lawsuits

There can be no assurances that the debtors will not bring suit against the Fund for the improper collection practices of the collection entity. The Fund will employ collecting entities that represent they will adhere to the Fair Debt Collection Practices Act ("FDCPA"). However, debtors may seek redress if they feel the collection process violates the FDCPA and debtors could file suit against the Fund. Any such litigation will be an obligation of the Fund (and not of the Manager) and could have a material adverse effect on the Fund and its business.

Uncertain Business Competition

The Fund's business is dependent upon its ability to purchase and collect from accounts that have been charged-off by the Originating Institution. The institutions granting credit to consumers and businesses may enter the business of collecting such Receivables and thereby cease the sale of accounts containing charged-off Receivables. The lack of supply or the adverse pricing of such accounts would materially affect the Fund's opportunity to operate with sufficient returns to repay the principle investment and generate returns. The Fund can make no assurances that competitive collection companies, which may be larger and better financed than the Fund, will not dominate the purchase of such accounts or that the collection processes will yield a return of either the investor's principal or a sufficient return on the investment.

Conflicts of Interest

The Manager is the sole Class B Member. See "MANAGER." The Manager anticipates engaging Arthur B. Adler & Associates, Ltd., the owner of which, Arthur B. Adler, Esq., is the principal of the Manager (the "Principal"), to collect the Receivables. Potential conflicts involve:

1 . Receipt of Fees. The collection of Receivables by the Fund may result in substantial profit to the Manager. The Manager has absolute discretion over which Receivables to acquire. In addition, the collection law firm (anticipated to be Arthur B. Adler and Associates, Ltd.) will collect substantial fees in collecting the Receivables. See "COMPENSATION OF MANAGER."

2. Non-Arms-Length Bargaining. All agreements and arrangements, including those relating to compensation, between the Fund and the Manager, and the Manager, on behalf of the Fund, with Arthur B. Adler and Associates, Ltd., will be entered into without the benefit of arms-length bargaining.

3. Competition among Entities. The Manager and its Principal may serve in similar capacities for other entities in the future. Accordingly, conflicts of interest may arise in managing the operations of the Fund and the other entities with respect to allocating time and opportunities between them. The Manager will devote such amount of time to the affairs of the Fund as it, in its sole discretion, determines to be necessary to carry out its obligations under the Operating

Agreement. Conflicts of interest may also arise with respect to competition to acquire Receivables with other entities controlled by the Manager and/or the Principals. In such situations, the Manager will analyze the Receivable already purchased and the Originating Institutions involved, and it will make the decision, in its sole discretion, as to which entity will purchase the Receivables.

4. Collection Efforts. The Manager anticipates retaining the law firm of Arthur B. Adler & Associates, Ltd., as its primary collection firm. Since they have other clients to whom they need to devote substantial time and effort, conflicts of interest may arise with respect to allocating their time and effort between the Fund and such other clients.

5. Lack of Separate Representation. The Fund and the Manager are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Fund may also perform services for the Manager.

6. Other Activities. The Manager engages in other business activities, and owns and operates Arthur B. Adler & Associates, Ltd. None of the Manager, Arthur B. Adler & Associates, Ltd. or their affiliates will be required to refrain from any other activity, to disgorge any profits from any such activity, or to devote all or any particular part of the time and effort of any of its officers, directors, or employees to the Fund and its affairs. Investment strategy for such other clients may, or may not, vary from that for the Fund.

The Manager will not be required to refrain from any other activity, to disgorge any profits from any such activity, or to devote all or any particular part of the time and effort of any of its officers, directors or employees to the Fund and its affairs. No Member shall have any right to participate in any manner in any profits or income earned or derived by or accruing to the Manager from the conduct of any business other than the business of the Fund or from any transaction in securities effected by it or any of its affiliates for any account other than that of the Fund.

Financial and Tax Situation

The results of the Fund's activities may affect individual Members differently, depending upon their individual financial and tax situations because, for instance, of the timing of a cash distribution or of an event of realization of gain or loss and its characterization as long- or short-term gain or loss. The Manager will endeavor to make decisions in the best interest of the Fund as a whole, but there can be no assurance that a result will not be more advantageous to the Manager than to a particular Member. There are a number of tax considerations with respect to an investment in the Fund. In particular, investors should be aware that they will be taxed annually on Fund income and realized gains, if any, whether or not they receive any cash distributions from the Fund.

Absence of Regulation

The Fund has not registered under, does not intend to register under, and does not believe it is subject to, the Investment Company Act of l940, as amended ("the Investment Company Act"), in reliance on an exemption provided by Section 3(c)(1) of such Act. That provision depends in part, however, on the Fund's outstanding securities being held by no more than 100 beneficial owners. The rules and interpretations of the SEC and the courts in this area are highly complex and uncertain in numerous respects. As a result, no assurance can be given that the Fund will not be deemed an "investment company" for purposes of the Investment Company Act and required to register as such thereunder, in which event the Fund and the Manager could be subject to legal actions by regulatory authorities and others and could be forced to terminate business. The costs of defending any such action could constitute a material part of the Fund's assets and termination could have materially adverse effects on the fund and the value of the Interests. Moreover, the Interests are not registered under the Securities Act, in reliance on Regulation A thereunder. In addition, the Manager is not registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") or under the laws of any State. Because none of the Fund, the Manager, or the Interests is registered under any state or federal laws, each is subject to less federal or state regulation and supervision than registered investment companies, investment advisers, or registered securities, as applicable. If it were to be determined that the Manager is subject to registration as an investment adviser, it might be precluded from performing its duties as such, which could lead to material adverse effects on the Fund and its business.

This offering has not been registered under the Securities Act, in reliance on the exemptive provisions of Regulation A promulgated thereunder. No assurance can be given that the offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offering in the past or in the future, or the retroactive change of any securities law or regulation. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register this offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of l934, as amended, or applicable state securities laws, the Fund could be materially and adversely affected, jeopardizing the ability of the Fund to operate successfully. Furthermore, the human and capital resources of the Fund and the Manager could be adversely affected by the need to defend actions under these laws, even if the Fund is ultimately successful in its defense.

Securities and investment businesses generally are comprehensively and intensively regulated under state and federal laws and regulations. Any investigation, litigation, or other proceeding undertaken by state or federal regulatory agencies or private parties could necessitate the expenditure of material amounts of Fund assets for legal and other costs and could have other materially adverse consequences for the Fund.

Audit Risks

An audit of a tax return of the Fund for any given year might result in an adjustment to a Member's tax liability for the year in question. Furthermore, such an audit might result in the audit of the tax return of each Member and could result in the adjustment of non-Fund as well as Fund items. The cost of an audit, if any, at the Fund level will be borne by the Fund and the cost of any resulting audits of a Member's tax returns will be borne solely by the affected Member.

Dependence on the Manager

The success of the Fund will depend entirely upon the active participation and experience of the Manager. The loss of the Manager could adversely affect the conduct of the Fund's business. The loss the Manager may inhibit the Fund's ability to operate profitability.

Uncertain Amount of Proceeds To Be Received

This Offering is being conducted on a best efforts basis and such there is no guarantee of the exact amount of proceeds to be received by the Fund. The Manager has the sole option of deciding how many Interests to accept prior to disbursing the proceeds to the Fund. The greater the proceeds received and accepted by the Fund the more Receivables which the Fund can acquire and commence the collection process.

Forward-Looking Statements

This offering memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. When used, the words "may," "will," "expects," "anticipates," "believe," "estimates," "intends" and similar expressions are intended to identify forward looking statements. These statements may be found under the headings "Risk Factors," among others. These statements describe our beliefs concerning the future based on currently available information. Our actual results could differ materially from those contained in the forward-looking statements due to a number of risks and uncertainties. Important factors that could cause our actual results to differ materially from our expectations expressed in the forward-looking statements are set forth under the heading "Risk Factors." You should read the cautionary statements as being applicable to all related forward-looking statements wherever they appear. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Lack of Management Control by Class A Members

Purchasers of the Interests will be Class A Members of the Fund and will not have any control over the management of the Fund or the appointment of the Manager, notwithstanding that Class A Members will have invested nearly 100% of the capital of the Fund. The Manager is the Class B Member.

Restrictions on Transferability

No market exists or will exist for the Interests. Furthermore, a Member may not, as of right, have distributed to him any portion of his investment in the Fund. Distributions will be made solely at the discretion of the Manager. Purchasers of Class A Interests will be required to represent that they are purchasing the Class A Interests for investment and not with a view to distribution. Hence, purchasers should be prepared to hold the Class A Interests for an indefinite period of time.

Determination of Offering Price

The offering price of the Interests was determined arbitrarily by the Manager. Investors should not consider the offering price of the Interests as indicative of the actual value of the Interests. The offering price of the Interests does not bear any direct relationship to the Fund's assets, book value, net worth or business potential, or to any other traditionally recognized criteria of value. In determining the offering price, the Manager considered such factors as the previous experience of management, our anticipated results of operations, our present financial resources, and the likelihood of acceptance of this offering.

Macroeconomic Issues and Terrorism

Adverse economic trends can create a deteriorating credit environment and a rise in delinquent charged-off receivables. While economic activity has been slowing (and may already have slipped into recession) and while the September 11, 2001 terrorist act at the World Trade Center probably exacerbated the adverse trends, the Fund does not know whether this adverse trend will continue or whether new terrorist acts will occur which may further worsen the situation. While product price and availability can improve in this environment, these same economic trends can lead to reduced net collections and lower overall returns to Class A Members. Moreover, because of the difference in the timing of the purchases of Receivables and collections, purchases can be made at a relatively strong period while collections occur during a period of weaker credit conditions.

Government Regulation

The Fair Debt Collection Practices Act ("FDCPA") and comparable state statutes establish specific guidelines and procedures which debt collectors must follow to communicate with consumer debtors, including the time, place and manner of such communications. It is the Manager's policy to comply with the provisions of the FDCPA and comparable state statutes in all of its collection activities, although it may not be specifically subject to such provisions. If these laws apply to some or all of the collection activities, the Fund's failure to comply with such laws could have a materially adverse effect on the Fund. The relationship of a customer and a credit card issuer is extensively regulated by federal and state consumer protection and related laws and regulations. While the Fund is not a credit card issuer, because many of its Receivables will be originated through credit card transactions, certain of the Fund's operations are affected by such laws and regulations. Significant laws include the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Electronic Funds Transfer Act (and the Federal Reserve Board's Regulations which relate to these Acts), as well as comparable statutes in those states in which customers reside or in which the Originating Institutions are located. State laws may also limit the interest rate and the fees that a credit card issuer may impose on its customers. Among other things, the laws and regulations applicable to credit card issuers impose disclosure requirements when a credit card account is advertised, when it is applied for, when it is opened, at the end of monthly billing cycles and at year end. Federal law requires credit card issuers to disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts, among other things. In addition, customers are entitled under current laws to have payments and credits applied to their credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly; in addition, some laws prohibit certain discriminatory practices in connection with the extension of credit. Failure by the Originating Institutions to have complied with applicable statutes, rules and regulations could create claims and rights by the customers that would reduce or eliminate their obligations under their Receivables, and this could have a materially adverse effect on the Fund. Pursuant to agreements under which the Fund will acquire Receivables, the Fund will normally be indemnified against losses caused by the failure of the Originating Institution to have complied with applicable statutes, rules and regulations relating to the Receivables before they are sold to the Fund.

Certain laws, including the laws described above, may limit the Fund's ability to collect amounts owing with respect to the Receivables regardless of any act or omission on the part of the Fund. For example, under the federal Fair Credit Billing Act, a credit card issuer is subject to all claims (other than tort claims) and defenses arising out of certain transactions in which a credit card is used if the obligor has made a good faith attempt to obtain satisfactory resolution of a disagreement or problem relative to the transaction. As a purchaser of credit card Receivables, the Fund may acquire certain Receivables subject to legitimate defenses on the part of the customer. The statutes further provide that, in certain cases, customers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. No assurances can be given that certain of the Receivables will not be established as a result of unauthorized use of a credit card, and, accordingly, the amount of such Receivables will not be collected by the Fund.

Additional consumer protection laws may be enacted that would impose requirements on the enforcement of and collection on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted as well as existing consumer protection laws, may adversely affect the ability of the Fund to collect the Receivables. In addition, the failure of the Fund to comply with such requirements could adversely affect the Fund's ability to enforce the Receivables.

Item 4. Plan of Distribution

We intend to offer the Interests through our Manager, who will receive no compensation there for but will be reimbursed for its reasonable expenses in connection therewith. In addition, our Fund may engage licensed N.A.S.D. broker-dealers to act as selling agents for our Fund, on a "best efforts" basis, who will be paid a commission in cash of up to ten percent (10%), plus a non-accountable expense of three percent (3%). The figures herein assume payment of commissions on the sale of all Interests. The Interests are not being offered for the account of existing Interest holders. There is no minimum number of Interests required prior to the Manager disbursing proceeds to the Fund. Thus, in the sole discretion of the Manager, the Fund may commence operations after receiving proceeds from the sale of one Interest.

In the event an Investor does not for any reason qualify (in the sole judgment of the Manager) for membership in the Fund, all items supplied by the Investor will be promptly returned by the Manager. In the event the Investor qualifies for fewer Interests than requested, or if the number of Interests available is insufficient to meet an Investor's request, the Investor's check will be applied to the Interests assigned to the Investor and the balance promptly returned to the Investor.

Item 5. Use of Proceeds to Issuer

The net proceeds available to the Fund will be $4,335,000 if all 100 Interests are sold through a licensed broker dealer (which reflects $650,000 in brokerage commissions and $15,000 for miscellaneous accounting and professional fees associated with the operation of the Fund). All net proceeds received will be used by the Manager to purchase portfolios of Receivables (See Item 6. Description of Business) after the expenses have been paid as set forth herein. The Manager will be responsible for payment of all the expenses of the Fund's operation, except as set forth herein (and the Fund shall be responsible for all expenses related to litigation on behalf of the Fund, if any), and the formation of the Fund and of this Offering. It is expected that these expenses will not exceed $15,000 per year. We expect to use the estimated net offering proceeds of this Offering ($4,335,000), assuming the maximum Offering amount is raised ($5,000,000), as follows:

	Maximum Offering
Gross Proceeds	$5,000,000
Selling commissions (non-accountable expense)	($ 650,000)
Net Offering Proceeds	$4,350,000
Use of Net Proceeds:	
Professional Services	$ 15,000
Total:	$4,335,000

The foregoing represents our best estimate as to the allocation of the net proceeds, assuming all of the Interests are sold, based upon our current plans and commitments, the current status of our proposed business operations, and current economic and political conditions, as conditions change, the net proceeds may be reallocated at the discretion of the Manager. Pending application, the net proceeds will be invested in short-term, interest bearing, investment-grade securities or money market funds.

Item 6. Description of Business

GENERAL

The Fund plans to acquire, manage, collect and liquidate accounts of delinquent consumer and commercial debt (the "Receivables", some of which may be in the form of an outstanding judgment). Acquired Receivables are comprised of obligations of customers located throughout the United States. The Receivables to be acquired by the Fund will primarily consist of individual Discover, VISA, MasterCard and private label credit card accounts and consumer loan accounts issued by originating institutions ("Originating Institutions"), such as major banks and merchants. Most of these Receivables have been charged off by the Originating Institution. By purchasing the portfolios of Receivables, the Fund will provide Originating Institutions with an opportunity to recoup a portion of amounts that have been charged off. The Fund plans to outsource the collection of Receivables to a law firm specializing in the collection process.

The Fund believes that the amount of consumer credit card delinquencies has grown and will continue to grow at a very rapid rate. According to a recent Nielson Report ("Nielson Report"), a leading publication covering consumer payment systems, gross credit card charge-offs grew from $17.6 billion in 1995 to $38.8 billion in 2000 and are expected to grow to $51.8 billion in 2005.

Through the use of effective management and by the use of the collection expertise of the Principal of the Manager, the Fund believes it can acquire, manage and liquidate Receivables with sufficient efficiency to generate above-market returns. Substantially all of these Receivables will have been deemed uncollectible by the Originating Institutions. In many cases, the Receivables will represent obligations of individuals who have experienced some life-altering event, such as divorce, career displacement or major medical illness in the past several years and currently are recovering financially from their setback. In some cases, the Fund will purchase the accounts in an aged status thereby allowing the individuals to financially recover from the life-altering event. However, the Fund plans to focus on purchasing Receivables that have been recently charged-off by Originating Institutions and that have not been outsourced to any outside collection agencies (known in the industry as "fresh debt"). Fresh debt typically has 70% to 80% valid telephone numbers and addresses, which allows for nationwide collection. The Fund also plans to enter into "forward flow" contracts with select Originating Institutions which will enable the Fund to acquire a steady flow of Receivables over a period of time under the terms agreed to in a contract. In addition, because the Fund will have purchased the Receivables at deep discounts, the Fund anticipates that it will be able to effectively settle the account at less than face value and still make a profit. Furthermore, predecessor companies associated with the Principal of the Manager have experienced success in collection through the extension of partial payment agreements or partial payment arrangements ("PPAs"), which allow debtors to pay their obligation off in installments.

The Manager will utilize an information-driven strategy, the key elements of which are to (i) continue the development of portfolio analysis and information and revenue management systems: (ii) maintain maximum efficiency in the collection process; and (iii) maintain strong relationships with Originating Institutions for the purchase of Receivables. The Manager believes that implementing such a strategy will enable it not only to participate in a rapidly expanding market, but also to more efficiently process and maximize the collection of distressed Receivables.

INDUSTRY OVERVIEW

At $6.3 trillion, the U.S. consumer credit marketplace is the largest on the globe. Consumer borrowing in the United States has risen 50% during the past five years. Today, American households account for a total of more than $4.8 trillion in mortgages and home-equity lines of credit, and more than $1.5 trillion of consumer debt outstanding. Consumer debt as a share of GDP now stands at 71%, a new high, and is up by almost half from the early 1980's.

While the majority of consumer debt consists of mortgages and home-equity lines, revolving and non-revolving consumer debt remains a significant portion and continues to grow rapidly. According to the Federal Reserve, the dollar amount of revolving and non-revolving consumer debt has increased from $789 billion in 1990 to $1.10 trillion in 1995 to over $1.53 trillion in 2000. The Federal Reserve estimates that there is over $4,000 of this type of consumer debt for every man, woman and child in the U.S., or about $9,000 per household. Consumer installment debt accounts for almost 22% of disposable income within the U.S. The portion of this debt that represents traditional credit card debt (i.e. revolving) has risen from $238.6 billion in 1990 to $443.1 billion in 1995 to $663.8 billion in 2000. As a percentage of all consumer installment and open-end debt, credit card debt has risen from 30% in 1990 to 42% in 2000. According to the Nielson Report, there are currently 158.7 million cardholders in the United States, or 75.8% of the adult population. There are also over 1.44 billion credit cards in circulation within the U.S., or 9.1 cards per cardholder.

This massive credit market has created a large and intensely competitive debt collection industry. In 2000, $135 billion in overdue debt was placed with collection agencies, nearly double the $73 billion in bad debts handled in 1990. As the amount of debt has risen, total delinquencies have grown as well. Debt that is not paid as contractually promised eventually becomes charged-off consumer debt. According to the Nielson Report, the volume of charged-off credit card debt is growing at a rapid pace. For example, in 1990, $9.3 billion was charged off of a total of $242.5 billion in outstanding credit card debt. In 1995, $17.6 billion out of $459.5 billion in outstanding credit card debt was charged-off. And in 2000, there were $38.8 billion in charge-offs out of $674.7 billion in outstanding credit card debt. The Nielson Report projected these numbers in the year 2005 to rise to $47.8 billion in charge offs out of $854.2 billion in outstanding credit card debt, and in 2010, to $63.8 billion in charge offs out of $1.04 trillion in outstanding credit card debt.

Concurrent with the increase in the level of charged-off consumer debt, Originating Institutions have sought a variety of ways to increase their collections. Generally, there are three alternatives Originating Institutions have to collect outstanding indebtedness: (i) maintain an internal collection staff, (ii) outsource collection efforts to traditional third-party debt collection agencies, or (iii) sell portfolios of charged-off debt to third parties such as the Fund which are willing to pay cash for those accounts. Historically, Originating Institutions have relied upon large internal collection staffs for their initial collection efforts, which efforts tended to best transferred to outside collection agencies for accounts delinquent for more than 180 days. In an effort to focus on core business activities and to take advantage of economies of scale, better performance and the lower cost structure offered by third parties, many Originating Institutions have chosen to outsource some or all of their collection efforts. Further, Originating Institutions have realized that by removing non-performing consumer loans from their systems and balance sheets through bulk sales of portfolios of non-performing consumer loans, they can redirect their personnel and assets to service their performing loan customer base and can receive immediate cash flow in the amount of the discounted sale price.

The secondary market for charged-off credit card portfolios has expanded as a result of the significant growth in delinquent credit card portfolios at major credit card issuing banks and the increasing tendency for banks to sell their portfolios of non-performing consumer loans to asset recovery specialists. According to the Nielson Report, there are over 300 companies in the United States that pay cash for charged-off debt and accept responsibility for collecting it. Credit card debt is sold anywhere from 30 days (two billing cycles) past due to three years or more past due. In 1999, purchasers paid an average of 4.2 cents on the dollar for all kinds of consumer debt while credit card debt purchases averaged 6.1 cents, ranging from a fraction of 1 cent to a high of 10.5 cents if there were no prior collection efforts (i.e., "fresh" debt). According to the Nielson Report, the size of the secondary market for this type of debt was less than $1 billion when it was just beginning in 1990 but grew from $4.4 billion in 1995 to $19.5 billion in 1997 and then to $38.8 billion in 2000.

The history of this secondary market dates back to the early 1990s when Originating Institutions began selling charged-off consumer Receivables as an alternative to maintaining a large, in-house collection staff and/or paying the commission-based fee structure mandated by traditional third-party collection agencies. Portfolios of Receivables typically are purchased at a discount from the aggregate principal value and accrued interest on the Receivables, with an inverse correlation between purchase price and the perceived effort necessary to recover the Receivables. Purchasers have developed a variety of ways to finance such acquisitions. Some Originating Institutions pursue an auction type sales approach of constructing a portfolio of Receivables and seeking bids from specially invited competing parties. This has resulted in an increase in the number of portfolios of Receivables offered for sale by account brokers. Other means of acquiring Receivables include privately negotiated direct sales when the Originating Institution contacts known, reputable purchasers and the terms are negotiated. Originating Institutions have also entered into "forward flow" contracts that provide for an Originating Institution to sell some or all of its Receivables over a period of time to a single third party on the terms agreed to in a contract.

OPERATING PROCEDURES AND STRATEGY

The Manager plans to rely on the collective experience of its principal, Arthur B. Adler, Esq. Mr. Adler has over 30 years of experience and extensive knowledge in collecting charged-off consumer debt. The Manager's operating strategy is keyed to its knowledge of the industry. Mr. Adler is the principal of Arthur B. Adler & Associates, Ltd. a law firm specializing in the collection field.

In order to operate the Fund it is necessary to engage the services of a law firm specializing in the collection of Receivables. The Manager anticipates retaining the law firm of Arthur B. Adler & Associates, Ltd., as its primary collection firm. Mr. Adler, the principal of the Manager is also the principal of Arthur B. Adler & Associates, Ltd.

Arthur B. Adler, Esq. 58, is the sole shareholder of Arthur B. Adler & Associates, Ltd., which is one of the largest collection law firms in the State of Illinois. Arthur B. Adler & Associates, Ltd. was founded in 1972 by Mr. Adler. The firm currently has approximately 20 employees and actively pursues at any one-time approximately 20,000 debtors and defendants. The firm's clientele includes credit card grantors, manufacturers, suppliers, collection agencies, financial companies, banks, individual businesses and professionals. Mr. Adler earned a Bachelor of Arts from the University of Illinois, a Juris Doctor from DePaul University, and was admitted to the Illinois State Bar Association in 1972.

The Manager may, from time to time, engage the services of additional outside collection firms. Only entities with established collection records servicing nationally recognized credit grantors or purchased portfolios will be considered. The collection entities will be required to utilize state-of-the-art collection software and have the ability to maintain professional collection personnel. The Manager will require the collection entity to maintain real-time account reporting.

In order for the Manager to consider a potential seller as a portfolio source, a variety of factors will be considered. A seller should be able to demonstrate a significant volume of Receivables available for sale and the reasonable expectation of significant capacity for subsequent sales. To attempt to avoid an unacceptable level of returned accounts resulting from verified fraud, prior satisfaction or erroneous sale, all qualified sellers must be able to demonstrate that they have satisfactory procedures in place for internal audits, underwriting criteria, post-sales support and return buy-back warranties.

The Manager will acquire Receivables that primarily consist of defaulted consumer debt obligations. Generally, the obligations will have been incurred through Discovery, VISA, MasterCard, private label credit cards and consumer loans issued by major banks and merchants. The Receivables typically will be charged off by the Originating Institutions after a default-period of 180 days. The Fund will focus on purchasing such charged-off Receivables as early as possible directly from Originating Institutions. The Fund will also purchase Receivables which have previously been reduced to judgment.

It is not uncommon for a seller to require an almost immediate analysis and funding. The Manager's ability to accomplish next-day turnaround on pricing and funding will provide it with a significant competitive advantage. In analyzing a portfolio of Receivables for acquisition, the Manager will review various characteristics of the individual Receivables within the portfolio. Newer Receivables (i.e.. Receivables that are between three and 18 months past due) generally are more expensive to acquire than older Receivables. Although the Fund plans to focus on purchasing newer Receivables that have not been sent to a collection agency prior to acquisition (i.e., "fresh" debt), it will also actively evaluate and at times acquire debt that reflects the full spectrum of purchasing criteria. Accordingly, the Manager believes that while certain Receivables may be more desirable than others, it will not eliminate portfolios from consideration solely on the basis of a particular criterion, such as age. Instead, the Manager will seek to weigh all the known factors in order to make purchases that maximize overall value of the Members' interests in the Fund.

The seller must be able to demonstrate that the Receivables originated from a satisfactory geographic distribution, because the Manager believes that heavy concentration in a single state or area creates a substantially greater risk of non-recovery. The Manager will also review the geographic distribution of the proposed Receivables for reasons other than to avoid portfolios concentrated in one or a few areas. For example, certain states have more debtor-friendly laws than others and, therefore, would be less desirable from a collection entity perspective. Additionally, different regions may place differing degrees of importance on fiscal responsibility and creditworthiness. Based on experience and historical data, the Fund will attempt to determine the future recovery potential of the Receivables in a given portfolio. The Manager plans to leverage it's relationships with other debt purchasers in the industry to at times lower the cost basis of certain purchases by selling accounts from select states soon after the original purchases have been completed. State credit laws, population demographics and population size affect the number of accounts originating from a particular state, as well as the ability of collecting these accounts. The Manager intends to acquire portfolios that originate in the State of Illinois.

This quantitative and qualitative data will be taken in concert with the Manager's knowledge of the current debt marketplace and any subjective factors that may be available regarding the portfolio or the seller. The Manager, as well as employees and principals of the primary collection firm, will decide whether to pursue the portfolio and, based on the Manager's experience and limited by the specific portfolio's composition, the Manager will determine the maximum price that the Manager will be willing to pay for the given portfolio. Once a particular purchase has been agreed upon, the acquisition will be documented in an agreement that contains customary terms and conditions.

EMPLOYEES

The Manager currently has one full-time employee (Mr. Adler). Arthur B. Adler & Associates, Ltd. currently has 20 full time employees. All services for the Fund will be performed by the Manager's Principal (Arthur B. Adler) and employees of the Manager, if any, who will be compensated by the Manager and not by the Fund, as well as by contracted collection entities, which, initially will be performed by Arthur B. Adler & Associates, Ltd. See **"MANAGER."**

Item 7. Description of Property

The Manager, who is responsible for all expenses of the Fund, will utilize the leased offices of Arthur B. Adler & Associates, Ltd., 25 East Washington Street, Suite 500, Chicago, Illinois 60602-1702. All rent and related expenses are borne by the Manager and not by the Fund. The phone number is 312-726-1814.

Item 8. Directors, Executive Officers, and Significant Employees

The Fund is organized as a Limited Liability Company, and does not have any Directors, Executive Officers, or significant employees. The Fund consists of Class A Members, who will be the holders of the Interests offered hereby, and a Class B Member who is the "Manager" of the Fund (See Fund's Operating Agreement annexed as an Exhibit hereto).

THE MANAGER

The Manager of the Fund is Cornerstone Financial Group USA, Ltd. an Illinois corporation formed in 2002. The Manager will manage the business and affairs of the Fund. The President of the Manager is Arthur B. Adler, Esq. The Manager anticipates retaining the services of Arthur B. Adler & Associates, Ltd. The following sets forth biographical information for Arthur B. Adler, Esq. and Arthur B. Adler & Associates, Ltd.

Arthur B. Adler, Esq. 58, is the sole shareholder of Arthur B. Adler & Associates, Ltd., which is one of the largest collection law firms in the State of Illinois. Arthur B. Adler & Associates, Ltd. was founded in 1972 by Mr. Adler. The firm currently has approximately 20 employees and actively pursues at any one time approximately 20,000 debtors and defendants. The firm's clientele includes credit card grantors, manufacturers, suppliers, collection agencies, financial companies, banks, individual businesses and professionals. Mr. Adler earned a Bachelor of Arts from the University of Illinois, a Juris Doctor from DePaul University, and was admitted to the Illinois Bar Association in 1972. The address for the Manager is 25 East Washington Street, Suite 500, Chicago, Illinois 60602. Telephone number is 312-34-Money (346-6339).

Subject to the limitations set forth in the Fund's Operating Agreement, the business and affairs of the Fund shall be managed by, and under the direction of, the Manager. Without limiting the generality of the foregoing, the Manager shall have the power for, and on behalf of the Fund, to:

(a) Acquire, invest in, manage, collect, sell, trade, dispose and otherwise deal with the Receivables;

(b) Initiate, prosecute, compromise and defend any Proceedings, including, without limitation, involving the Receivables;

(c) Borrow money from any Person, including any bank or lending institution, and in connection with any such borrowing, mortgage, pledge and grant security interests in any of the Fund's assets; provided any such borrowing shall not exceed a period of 90 days and, together with all other Fund borrowings then outstanding, shall not exceed 10% of the total Capital Contributions of all Members;

(d) Invest the Fund's funds in commercial paper, U.S. government securities, certificates of deposit, money market funds and similar investment vehicles;

(e) Receive and disburse Fund funds and maintain such funds in one or more bank, savings or other financial institution accounts;

(f) Execute any and all agreements, contracts, documents, certificates, guarantees, assignments and other instruments deemed by the Manager to be necessary or appropriate in connection with the Fund's business;

(g) Enter into joint ventures, partnerships or other associations of any kind with any Person or Persons;

(h) Discharge or otherwise provide for payment of the Fund's obligations; and

(i) Do and perform all other acts as may be necessary or appropriate to the conduct of the Fund's business.

The Manager may not resign or be removed, but on the transfer or assignment of the Class B Interest the new Class B Member shall be the Manager. The Manager may delegate to agents of the Fund and agents, officers and employees of the Manager, all or any part of the Manager's rights and powers to manage and control the business and affairs of the Fund, and may revoke such delegations at any time. The Manager may give such agents of the Fund such titles or designations as the Manager deems appropriate (including titles as officers of the Fund). Only the Manager, its authorized agents, officers and employees, and agents of the Fund authorized by the Manager shall have the authority to bind the Fund.

The Manager and their Affiliates may have other business interests, including business interests that may be competitive with the Fund and may engage other business opportunities that may be beneficial to the Fund without offering such opportunities to the Fund.

The Manager shall not be liable to the Fund or to any Member for any action or omission taken by such Manager, provided such action or omission did not constitute gross negligence, willful misconduct or a knowing violation of law. The Manager and the Members shall be indemnified by the Fund against all liabilities and costs, including reasonable attorneys' fees, incurred by such Member or Manager in connection with an action, suit or proceeding brought against such Member or Manager in its capacity as a Member or Manager, to the fullest extent permitted by Illinois law.

The Manager shall be the "tax matters partner," and as such shall:

(a) Have the authority, on behalf of the Fund, to negotiate with the Internal Revenue Service and any state or local taxing authority and act on behalf of the Fund in any administrative or judicial proceeding (including the right to commence, appear in, defend and discontinue any such proceeding) involving a deficiency or refund of federal, state or local income taxes;

(b) Have the authority, on behalf of the Fund, to settle any federal, state or local income tax matters involving the Fund either before or after a judicial proceeding;

(c) Have the authority, on behalf of the Fund, to do such other acts or deeds and execute all such documents on behalf of the Fund as may be necessary or appropriate to carry the foregoing into effect; and

(d) Be obligated to keep the Members reasonably informed with respect to the status of such matters.

Item 9. Remuneration of Directors and Officers

COMPENSATION OF MANAGER

The Manager will receive fees from the Fund as described below as compensation for its services. The Class B Member, which is also the Manager, will receive a Class B Membership Interest from the Fund (as more fully described in the Operating Agreement of the Fund). The following arrangements were not determined by arms-length negotiations. The Manager shall be paid a Collection Fee equal to 35% of adjusted gross proceeds from the collection of the Receivables. The term "adjusted gross proceeds" means gross proceeds after payment of litigation expenses such as court costs. The Manager shall be responsible for and pay the costs of collection associated with the collection process (other than such litigation expenses) as well as the management costs related to the operation of the Fund. Notwithstanding the foregoing, in the event an account is taken to litigation outside the State of Illinois, the Collection Fee shall be increased to 45% of adjusted gross proceeds on such account. The Collection Fee will be paid for the services rendered generally in acquiring, and managing and supervising the collection of, the Receivables and the Manager will be responsible for and pay the costs of collection (other than such litigation expenses), including, but not limited to, contingency fees, rent, utilities, phone and other costs of operating the Fund.

COMPENSATION OF COLLECTION ATTORNEY

In order for the Manager to operate the Fund it will be necessary for the Manager to retain the services of a law firm to engage in the collection of the Receivables. The Manager anticipates that it will retain the services of Arthur B. Adler and Associates, Ltd. (or such other collection law firm), and will pay such firm a fee in the amount of 25% of the net amount it collects. The Fund may retain the services of other law firms in the future, and may pay such firm more or less than the foregoing amount. "Net amount collected" means the amount of the collection remaining after subtraction of expenses and disbursements such as court fees, service of process fees, photocopies, etc., but not including specially awarded attorneys' fees and costs. All attorneys' fees awarded shall be retained by the collection firm (anticipated to be Arthur B. Adler & Associates, Ltd.), as additional compensation. The Fund is liable to the collection firm (anticipated to be Arthur B. Adler & Associates, Ltd.), for its expenses and disbursements, which will be repaid out of the first collections received. The collection firm (anticipated to be Arthur B. Adler & Associates, Ltd.) will not incur expenses of over $500 per file without the Manager's prior written consent. Either party may terminate the agreement at any time by notifying the other party in writing.

Item 10. Security Ownership of Management and Certain Securityholders

The Manager is the sole Class B Member of the Fund. The Manager of the Fund will be responsible for the day-to-day operations of the Fund. For a more detailed description of the responsibilities of the Manager See Items 6, 8, and 9 along with the Fund's Operating Agreement annexed as an Exhibit.

Item 11. Interest of Management and Others in Certain Transactions

The principal of the Manager is also the principal of Arthur B. Adler & Associates, Ltd., anticipated to be the Fund's collection attorney's. For a more detailed description of the responsibilities of the Manager See Items 6, 8, and 9 along with the Fund's Operating Agreement annexed as an Exhibit hereto.

Item 12. Securities Being Offered

GENERAL

The Fund is authorized to issue two classes of Interests designated, respectively, as "Class A Interests" and "Class B Interests." Class A Interests shall be issued to Class A Members pursuant to this Offering Memorandum. The Class B Interest shall be issued to the Class B Member that is the Manager.

The Fund is offering hereunder a maximum of 100 Interests at a price of $50,000 per Interest. The Manager may increase the size of the Offering in its sole discretion. There is no minimum number of Interests required prior to the Manager disbursing proceeds to the Fund. Thus, in the sole discretion of the Manager, the Fund may commence operations after receiving proceeds from the sale of one Interest. A minimum subscription of one Interest is required for each subscription hereunder. The Manager may permit the sale of less than one Interest on a case-by-case basis in its sole discretion. All subscriptions tendered by investors are subject to acceptance by the Manager, and the Manager reserves the absolute and unqualified right to reject or reduce any subscription for any reason prior to acceptance. The Manager also reserves the right to cancel this Offering, for any reason whatsoever, in which event subscribers will receive a full refund of their subscription funds without interest. Once accepted, subscriptions may not be withdrawn by any subscriber.

A subscription will not be deemed accepted by the Fund until accepted in writing. The Offering will commence as of the date of this Memorandum and end on December 31, 2003, unless extended, at the sole discretion of the Manager.

The purchase price of the Interests is payable in cash upon execution of the Subscription Agreement. The Fund reserves the right to reject Subscriptions for any reason whatsoever. Rejected Subscription Agreements will be promptly returned to the Subscriber together with the full amount of Subscription Funds.

The Fund will issue Certificates representing the Class A Interests acquired in the Fund promptly following acceptance of Subscriptions.

CLASS A INTERESTS

The description of the Class A and Class B Interests in the Fund are qualified in its entirety by the full discussion set forth in the Fund's Operating Agreement annexed to this Offering memorandum as an Exhibit. The Class A Interest of each Class A Member is calculated by dividing the Capital Contributions of such Member by the total Capital Contributions for all Class A Members. Except as specifically provided in the Operating Agreement the Class A Members have no voting rights whatsoever. Members and Managers of the Fund, solely by reason of being a Member or acting as a Manager, are not liable under a judgment, decree, or order of a court, or in any other manner, for a debt, obligation, or liability of the Fund.

CERTIFICATES

Certificates shall be issued representing the Interests offered hereby. The following legend, or one substantially similar thereto, shall be placed upon the Class A Members' certificates being offered hereby:

> The Class A Interests represented by this Certificate(s) have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be sold or transferred in the absence of an effective registration statement under the Act or an exemption from registration thereunder. The transfer of the Class A Interests represented by this Certificate is subject to the conditions specified in the Operating Agreement of the Fund.

TRANSFER OF CLASS A INTERESTS

Subject to below, a Member may transfer its Interest in the Fund upon the transferor and transferee executing and delivering all documents that the Manager deems necessary or appropriate in connection with the transfer. Such transferee shall be deemed an Assignee and shall not have the right to vote or to otherwise participate in the management of the business and affairs of the Fund as a Class A Member or to become a Class A Member except as provided in Article XI of the Operating Agreement of the Fund. The transfer shall not be effective, and the Assignee shall not have any right to distributions, until such documents have been executed and delivered to the Manager and the transfer shall have been noted in the records of the Fund.

Notwithstanding anything in the Operating Agreement to the contrary:

(a) A Class A Member may not offer for sale, sell or otherwise transfer its Interest except pursuant to an effective registration under the Securities Act of 1933 and applicable state securities laws, or pursuant to exemption from registration under the Securities Act of 1933 and applicable state securities laws, the availability of which is to be established to the satisfaction of the Fund.

(b) No Class A Member may transfer its Interest if such transfer would cause (i) the Fund to be taxed as a C Corporation, (ii) a termination of the Fund for purposes of Section 708 of the Code, or (iii) the Fund to be treated as a publicly traded partnership for purposes of the Code.

A Member may not resign or otherwise retire from the Fund. Upon the bankruptcy of a Member or any other involuntary transfer of a Member's interest in the Fund, the transferee shall only be entitled to receive the transferor's Membership Interest in the Fund. Such transferee shall be deemed an Assignee and shall not have the right to vote or to otherwise participate in the management or governance of the Fund or to become a Member except as provided in Article XI of the Operating Agreement.

CAPITAL CONTRIBUTIONS

The Class B Member has contributed $25,500 in cash. The Class A Members shall contribute up to $5,000,000 in cash. The capital of the Class A Members shall be contributed in Interests of $50,000 each (up to 100 Interests). Payment for each Class A Interest shall be made in cash at the time of admission. No Class A Member may purchase less than one Unit unless permitted by the Manager in its sole discretion. The Manager in its sole discretion may increase the size of the offering to Class A Members. No Member shall be required to make any additional Capital Contributions to the Fund.

No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in the Operating Agreement. No Member may make any additional Capital Contributions to the Fund without the prior written consent of Class A Members holding a majority of the Class A Interests.

No Member shall be required to contribute to the Fund upon its dissolution or upon liquidation of its interest in the Fund any deficit then existing in its Capital Account.

The Company shall establish and maintain Capital Accounts for each Member in accordance with the following provisions:

(a) Each Member's Capital Account shall begin with the amount of the Capital Contribution as set forth opposite the Member's name on Exhibit A to the Operating Agreement, and shall be increased by any additional Capital Contributions it may make, by its distributive share of Net Profits, and by the amount of any Fund liabilities that are assumed by such Member or that are secured by Fund property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by the amount of cash and the value of any Fund property distributed to such Member pursuant to any provision of this Agreement, by such Member's distributive share of Net Losses, and by the amount of any liabilities of such Member that are assumed by the Fund or that are secured by any property contributed by such Member to the Fund.

(c) In the event any interest in the Fund is transferred in accordance with the terms of the Operating Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(d) The foregoing provisions and the other provisions of the Operating Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulation. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Fund. The Manager shall adjust the amounts debited or credited to Capital Accounts with respect to (i) any property contributed to the Fund or distributed to the Members and (ii) any liabilities that are secured by such contributed or distributed property or that are assumed by the Fund or the Members, in the event the Manager shall determine such adjustments are necessary or appropriate pursuant to Treasury Regulation Section 1.704- 1 (b)(2)(iv). The Manager also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulation Section 1.704-1(b).

POWER OF ATTORNEY

As per the terms of the Operating Agreement each Class A Member, irrevocably constitutes and appoints the Manager as its true and lawful attorney, with full power and authority in its name, place and stead, to make, execute, acknowledge, swear to and file: (i) any certificate or other instrument necessary to qualify or continue to qualify the Fund as a limited liability company under the laws of the State of Illinois, or any other state in which the Manager deems it advisable to file; (ii) any amendment to the Operating Agreement and/or the Fund's Articles which is required as a result of a change or modification in accordance with the Operating Agreement; (iii) all documents that may be required to effect the dissolution of the Fund; and (iv) all certificates and other documents which such Member shall at any time or times be required to execute under the terms of the Operating Agreement.

DISSOLUTION

The Manager has the right to dissolve the Fund at any time. On dissolution, the Manager will gradually settle and close the Fund's business collecting the outstanding Receivables in the ordinary course, and wind up the affairs of the Fund. Upon dissolution and termination, except as otherwise required by law, the assets of the Fund shall be used and distributed in the following order:

(a) To pay or provide for the payment of all Fund liabilities and liquidating expenses and obligations; and

(b) To distribute to the Members the amounts then in their Capital Accounts.

ALLOCATION OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS

Net Profits and Net Losses shall be allocated to the Members as follows:

(a) Any Net Loss of the Fund for any fiscal year or period shall be allocated to the Members having positive Capital Account balances in proportion to, and to the extent of, their respective positive Capital Account balances and thereafter 100% to the Class B Member.

(b) Net Profits of the Fund for any fiscal year or period shall be allocated to the Members as follows:

(i) First, until the Fund has cumulatively recouped all Net Losses allocated pursuant to paragraph (a) above, any Net Profits of the Fund for any fiscal year or period shall be allocated to the Members in the proportions, amounts, and reverse order in which Net Losses were actually allocated pursuant to paragraph (a) above.

(ii) Thereafter, 65% to the Class A Members in proportion to their respective Class A Interests and 35% to the Class B Member.

Beginning with the month the Fund has significant cash to disburse, Cash Available for Distribution will be distributed on the 10th day of each and every month or on such other day during the month as determined by the Manager as follows:

(a) First, 100% to the Class A Members in proportion to their respective Class A Interests until the Class A Members have received a return of their Capital Contributions.

(b) Thereafter, 65% to the Class A Members in proportion to their respective Class A Interests and 35% to the Class B Member.

The term "Cash Available for Distribution" means the excess of cash received by the Fund from the collection of Receivables over the sum of (i) the Collection Fee, (ii) amounts used by the Manager to acquire new Receivables and (iii) reserves determined by the Manager to be necessary and desirable for the operation of the Fund. After the Class A Members have received a return of their initial investment, the Manager plans to reinvest, subject to market conditions, 50% of the amounts collected in the purchase of new Receivables.

No Member shall be entitled to a return of its Capital Contribution except to the extent, if any, that distributions made pursuant to the Operating Agreement or upon dissolution of the Fund may be considered as such by law and then only to the extent provided in the Operating Agreement. Notwithstanding anything in the Operating Agreement to the contrary, no distributions shall be made in violation of the Act. Amounts payable to any Person other than in its capacity as a Member, such as for services rendered, shall not be treated as a Distribution for purposes of the Operating Agreement.

TAXES

The Manager shall make such tax elections for the Fund under the Code and the tax laws of any state or other jurisdiction having taxing jurisdiction over the Fund as it deems appropriate. The Manager may, where permitted by the rules of any taxing jurisdiction, make a composite, combined or aggregate tax return reflecting the income of the Fund and pay the tax, interest and penalties of some or all of the Members on such income to the taxing jurisdiction, in which case the Fund shall inform the Members of the amount of such tax, interest and penalties so paid and reduce the Distributions to such Members accordingly.

AMENDMENT OF OPERATING AGREEMENT

The Operating Agreement of the Fund may be amended by the affirmative vote of the holders of a majority of the Class A Interests. Class A Members do not have the right to vote on amendments to the Operating Agreement unless such amendment adversely affects the rights or privileges of the Class A Members, in which event, an amendment also requires the approval of the holders of a majority of the Class A Interests. The unanimous consent of all Members is required for any amendment which would obligate the Members to make any Capital Contributions to the Fund other than their cash contributions at the time of subscription.

DEPOSIT OF SUBSCRIPTION FUNDS

All subscription funds tendered by investors will be placed in a non-interest bearing account at a bank. There is no minimum number of Interests required prior to the Manager disbursing proceeds to the Fund. Thus, in the sole discretion of the Manager, the Fund may commence operations after receiving proceeds from the sale of one Interest. Upon clearance of such funds through normal banking channels, all subscription funds will be released to the Fund. If the Offering is terminated for any reason, the Fund will promptly return to the Subscribers their Subscription Funds.

SUITABILITY STANDARDS

An investment in the Fund involves a high degree of risk, and the transferability of the Interests is restricted. See "RISK FACTORS." Accordingly, an investment in the Fund is suitable only for long-term investment by persons who have sufficient financial means to bear the risk of loss of their entire investment in the Fund, and who have no need for liquidity with respect to their investment.

Interests will be offered only to Accredited Investors. Each Investor will be required to represent, among other things, that (i) the Investor is an Accredited Investor, (ii) that the Investor is acquiring the Interests for the Investor's own account and for investment only and not with a view to resale or distribution and (iii) the Investor is aware that transfer rights are restricted by the Securities Act of 1933 (the "Act") and by applicable state securities laws. See "RISK FACTORS."

In order to qualify as an Accredited Investor, a potential purchaser must satisfy at least one of the following criteria:

(a) A natural person who (i) had individual income (i.e., not including income of the Investor's spouse) in excess of $200,000 in each of the last two calendar years and reasonably expects to have income in excess of $200,000 in the current year or (ii) with his or her spouse, had joint income in excess of $300,000 in each of the last two calendar years and reasonably expects to have joint income of $300,000 in the current year;

(b) A natural person with a net worth (i.e., excess of total assets over total liabilities), either individually or jointly with the Investor's spouse, in excess of $1,000,000 at the time of his or her purchase of the Interests;

(c) A director or executive officer of the Fund or the Manager-,

(d) A private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(e) Any organization described in section 50 1 (c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the Interests, with total assets in excess of $5,000,000; or

(f) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Interests, which purchase is directed by a sophisticated person as described in Rule 506(b)(2)(11) of Regulation D; or

(g) Any entity in which all of the equity owners meet one of the requirements of paragraphs (a) through (f) above.

Investors will be required to complete the Subscription Agreement delivered simultaneously with this Memorandum to demonstrate that they are Accredited Investors and that they reside in a state where the Offering has been qualified or is exempt. In addition, Investors will be required to make certain representations in order to qualify for an investment in the Fund. The Fund reserves the right, in its sole discretion, to accept or reject any offer to subscribe for the Interests.

The above suitability requirements are minimum requirements and the satisfaction of such standards does not mean that the Interests are a suitable investment for a prospective purchaser.

The Interests are being offered pursuant to the exemptions from registration provided by Section 3(b) of the Act and Regulation A adopted under the Act, and pursuant to state securities laws. The persons to whom offers are made and to whom the Interests are sold must make certain representations and warranties to the Fund upon which it will rely in issuing the Interests.

I. Suitability. An investment in the Interests being offered is not liquid and involves a high degree of risk. Accordingly, the purchase of the Interests should only be considered by persons who can afford to lose their entire investment. Invitations to submit subscriptions are being extended only to persons who are Accredited Investors.

2. Availability of Information. Offerees are advised that they have the opportunity to ask questions of, and receive answers from, the Manager concerning the terms and conditions of the Offering and have the opportunity to receive any additional information which may be requested, to the extent the Fund can obtain such information without unreasonable effort or expense, to verify the accuracy of any information contained herein or to otherwise obtain additional information concerning the Offering. Offerees are reminded that the Fund has not authorized any person to provide any information which in any way contradicts or negates the information contained in this Memorandum. If such information is provided by any person, it cannot be relied upon as having been authorized by the Fund. Purchasers of Interests will be required to represent to the Fund that all of their questions have been answered and that all information requested has been provided.

3. Restricted Nature of Interests. The Interests will be "restricted securities" as that term is defined in Rule 144 under the Act and, as a result, are subject to substantial restrictions upon transfer or resale. Investors will be required to represent to the Fund that they understand that:

(a) The Interests have not been registered under the Act or under the securities laws of any state.

(b) Investors will not be able to sell or transfer any of the Interests unless registered or pursuant to an exemption from registration under the Act and under applicable state securities laws, the availability of which exemptions are to be established to the satisfaction of the Fund;

(c) Since the Interests cannot be readily sold, investors must be prepared to bear the economic risk of the investment indefinitely;

(d) The following legend, or one substantially similar thereto, will be placed upon the Certificate(s) evidencing the Interests of Class A Interests reflecting these restrictions on transfer:

> The Class A Interests represented by this Certificate(s) have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be sold or transferred in the absence of an effective registration statement under the Act or an exemption from registration there-under. The transfer of the Class A Interests represented by this Certificate is subject to the conditions specified in the Operating Agreement of the Fund.

SUBSCRIPTION PROCEDURE

To subscribe to this Offering each Investor must complete and fully execute the duplicate copy of the Subscription Agreement included herewith and the signature page to the Operating Agreement and return such documents, together with payment (by check or other payment method), made out to CORNERSTONE INCOME FUND, LLC, 25 East Washington Street, Suite 500, Chicago, Illinois 60602-1702.

PART F/S

Attached is: (1) an unaudited balance for the Fund that has been prepared by the Manager of the Fund; and (2) projections.

CORNERSTONE INCOME FUND, LLC

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ -
Accounts receivable	-
Other receivables	-
Inventory	-
Prepaid expenses	-
	-
OTHER ASSETS	
Organization costs	17,500
Syndication costs	8,000
	25,500
	$ 25,500

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Line of credit	-
Accounts payable	-
Accrued expenses	-
	-
MEMBERS' EQUITY	
Class A members' equity	-
Class B members' equity	25,500
Accumulated deficit	-
	25,500
	$ 25,500

Notes: Organization and Syndication Costs include the start up costs of the Fund including but not limited to: fees incurred in the in the creation of the Fund and preparation of offering documents as well as the Fund's Operating Agreement.

CORNERSTONE INCOME FUND, LLC

FORECASTED FINANCIAL STATEMENTS – INCOME TAX BASIS

YEARS ENDING ONE THROUGH FOUR

CORNERSTONE INCOME FUND, LLC

FORECASTED FINANCIAL STATEMENTS - INCOME TAX BASIS

YEARS ENDING ONE THROUGH FOUR

TABLE OF CONTENTS

FGMK *The Place To Grow*
Certified Public Accountants and Consultants
Friedman, Goldberg, Mintz & Kallergis, LLC

To the Class B Member and Prospective Class A Members
Cornerstone Income Fund, LLC

We have compiled the accompanying statements of forecasted financial position, statements of forecasted results of operations, and forecasted members' capital – income tax basis of Cornerstone Income Fund, LLC as of the ending dates of Year One through Year Four and for the years then ending, and the accompanying forecasted supplementary information - income tax basis, which is presented only for supplementary analysis purposes, in accordance with attestation standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of a forecast information that is the representation of management and does not include evaluation of the support for the assumptions underlying the forecast. We have not examined the forecasts and, accordingly, do not express an opinion or any other form of assurance on the accompanying statements, schedules or assumptions. Furthermore, there will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Friedman Goldberg Mintz & Kallergis LLC

Bannockburn, Illinois
January 22, 2003

2275 Half Day Road • Suite 300 • Bannockburn, Illinois 60015 • 847-374-0400 ph • 847-374-0420 fx • email: fgmk@fgmk.net • www.fgmk.net

CORNERSTONE INCOME FUND, LLC

STATEMENTS OF FORECASTED FINANCIAL POSITION - INCOME TAX BASIS

YEARS ONE THROUGH FOUR

	Year One	Year Two	Year Three	Year Four
ASSETS				
Purchased accounts receivable	$ 2,329,750	$ -	$ -	$ -
Syndication costs	665,000	665,000	665,000	665,000
	$ 2,994,750	$ 665,000	$ 665,000	$ 665,000
MEMBERS' CAPITAL	$ 2,994,750	$ 665,000	$ 665,000	$ 665,000

See Accountant's Compilation Report and Summary of Significant Forecast Assumptions and Accounting Policies.

CORNERSTONE INCOME FUND, LLC

STATEMENTS OF FORECASTED RESULTS OF OPERATIONS - INCOME TAX BASIS

YEARS ENDING ONE THROUGH FOUR

	Year One	Year Two	Year Three	Year Four
INCOME FROM PURCHASED ACCOUNTS RECEIVABLE	$ 1,329,750	$ 2,339,250	$ 4,669,000	$ 4,669,000
LESS:				
Court costs	250,000	250,000	250,000	250,000
Collection fees	1,079,750	1,546,650	1,546,650	1,546,650
INCOME BEFORE PROVISION FOR INCOME TAXES	-	542,600	2,872,350	2,872,350
PROVISION FOR INCOME TAXES	-	8,100	43,100	43,100
NET INCOME	$ -	$ 534,500	$ 2,829,250	$ 2,829,250

See Accountant's Compilation Report and Summary of Significant Forecast Assumptions and Accounting Policies.

CORNERSTONE INCOME FUND, LLC

STATEMENTS OF FORECASTED MEMBERS' CAPITAL - INCOME TAX BASIS

YEARS ENDING ONE THROUGH FOUR

MEMBERS' CAPITAL, BEGINNING OF YEAR ONE	$ -
Year one changes:	
Capital contributed	5,000,000
Distributions - Return of Class A capital	(2,005,250)
MEMBERS' CAPITAL, END OF YEAR ONE	2,994,750
Year two changes:	
Net income	534,500
Distributions - Return of Class A capital	(2,864,250)
MEMBERS' CAPITAL, END OF YEAR TWO	665,000
Year three changes:	
Net income	2,829,250
Distributions - Return of Class A capital	(130,500)
Distributions - Class A members	(1,754,188)
Distributions - Class B member	(944,562)
MEMBERS' CAPITAL, END OF YEAR THREE	665,000
Year four changes:	
Net income	2,829,250
Distributions - Class A members	(1,839,013)
Distributions - Class B member	(990,237)
MEMBERS' CAPITAL, END OF YEAR FOUR	$ 665,000

CORNERSTONE INCOME FUND, LLC

SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS AND ACCOUNTING POLICIES

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Cornerstone Income Fund, LLC (the "Company"), an Illinois Limited Liability Company, was formed for the purpose of purchasing and collecting delinquent consumer and business receivables at a discount with the intent of pursuing collections by engaging Arthur B. Adler & Associates, LTD. ("Adler"), a law firm owned by the Class B Member.

NOTE 2 – NATURE AND LIMITATIONS OF THE PROJECTION

The forecast presents, to the best of management's knowledge and belief, the Company's expected financial position, results of operations and changes in members' equity for the forecast periods. Accordingly, the forecast reflects management's judgment as of January 22, 2003, the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

The purpose of this forecast is to assist the Company in raising $5,000,000 in equity financing through the sale of the Company's Class A units, and should not be considered to be a presentation of expected future results. Accordingly these forecasts may not be useful for other purposes.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial forecast has been prepared on the income tax basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The forecasted financial statements have been prepared on the cash basis of accounting expected to be used by the Company for income tax reporting purposes. Significant accounting policies expected to be followed by the Company in reporting future financial results have been used in the preparation of the forecast and are described in the following notes.

Management Estimates and Assumptions. The preparation of financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's tax returns will be subject to examination by federal taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal income tax laws and regulations, the amounts reported in the accompanying financial statements may be subjected to change upon final determination by the respective taxing authorities.

Purchased Accounts Receivable. The Company accounts for its investment in purchased accounts receivable on a cost basis of accounting using unique and exclusive static pools. Static pools are established with accounts having similar attributes. Typically, each pool consists of an individual acquisition of accounts. Once a static pool is established, the accounts in the pool are not changed. Each static pool is initially recorded at cost. Collections on the pools are first allocated completely to principal. Once the entire acquisition has been collected, all further collections are allocated to income.

Syndication Costs. Syndication costs consist of expenses associated with launching the Company, such as the cost of attracting equity investors and professional fees. The Company forecasts that NASD broker/dealer commissions will amount to approximately 13% of gross capital contributed. In addition, the Company projects to incur additional start-up costs for accountants and consultants totaling approximately $15,000. Syndication costs are forecasted at approximately $665,000 and will be paid from the $5 million capital raised. Syndication costs will be expensed in the final year of operations.

(Continued)

CORNERSTONE INCOME FUND, LLC

SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS AND ACCOUNTING POLICIES
(Concluded)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Revenue Recognition. The static pools of purchased accounts receivable are comprised of distressed debt. Collection results are not guaranteed until received. Accordingly, the cost recovery method of accounting is used whereby any gain or income on a particular static pool is deferred until the full cost of its acquisition is recovered.

Income Taxes. The Company will elect to be taxed as a limited liability company. Accordingly, the Company members will be personally responsible for Federal income taxes on the Company's taxable income. The Company is, however, liable for the State of Illinois Replacement Tax, for which the statutory rate is 1.5%.

NOTE 4 – SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS

Members' Capital. The Company has two classes of Members: the Class A Members and the Class B Member. The Class B Member is the Manager of the fund. Each investor will become a Class A Member in the Company. Except for certain limited matters set forth in the Operating Agreement, the Class A Members have no voting rights. The forecast assumes that $5,000,000 of capital will be contributed in year one from Class A Members. All initial net collections will be distributed first as a return of capital at 100% to Class A Members. Once the initial capital is returned to the Class A Members, future profits will be distributed 65% to Class A Members and 35% to the Class B Member.

Purchased Accounts Receivable. The Company forecasts that $4,335,000 will remain after the payment of the syndication costs. The remaining funds will be used to purchase accounts receivable at $0.065 on the dollar, representing approximately $66,700,000 of purchased accounts receivable. The Company is forecasting collections to be 5% in the first year of purchase, increasing to 7% for years two through four.

Income from Purchased Accounts Receivable. Income from purchased accounts receivable is recognized on the cost recovery method. Revenues will be recognized only after initial acquisition costs have been recovered from net collections. Revenues from purchased accounts receivable represent monies collected to pay court costs and collection fees plus net collections once the initial acquisition of $4,335,000 has been recovered.

Court Costs. The Company may elect to take debtors to court in order to collect the past due amounts. The court costs associated with these cases is estimated at $250,000 per year, and are considered an expense of the Company separate from collection fees.

Collection Fees. Collection fees will be payable to Adler and will consist of legal fees and various other expenses incurred to further pursue uncollected accounts. These costs are forecasted at 35% of the amount collected after court costs. Adler will be responsible for the payment of legal fees to the law firms used in the collection process.

CORNERSTONE INCOME FUND, LLC

SCHEDULES OF FORECASTED INVESTMENT SUMMARY - INCOME TAX BASIS

YEARS ENDING ONE THROUGH FOUR

	Year 1	Year 2	Year 3	Year 4	Total
FORECASTED SOURCES AND USES OF INITIAL CAPITAL					
Investment capital raised	$ 5,000,000	-	-	-	5,000,000
NASD broker/dealer commissions	(650,000)	-	-	-	(650,000)
Accounting fees	(15,000)	-	-	-	(15,000)
Funds available to purchase receivables at 6.5% of face value	4,335,000	-	-	-	4,335,000
Total receivables purchased (face value)	$ 66,700,000	$ -	$ -	$ -	$ 66,700,000
FORECASTED COLLECTIONS AVAILABLE FOR DISTRIBUTION					
% Collected each year	5%	7%	7%	7%	26%
Total collections	3,335,000	4,669,000	4,669,000	4,669,000	17,342,000
Less court costs	(250,000)	(250,000)	(250,000)	(250,000)	(1,000,000)
Less collection fees to fund manager	(1,079,750)	(1,546,650)	(1,546,650)	(1,546,650)	(5,719,700)
Net collections	2,005,250	2,872,350	2,872,350	2,872,350	10,622,300
Income taxes paid	-	(8,100)	(43,100)	(43,100)	(94,300)
Collections available for distribution	2,005,250	2,864,250	2,829,250	2,829,250	10,528,000
FORECASTED DISTRIBUTIONS AND RETURN ON INVESTMENT					
To Class A Members (return of capital)	2,005,250	2,864,250	130,500	-	5,000,000
To Class A Members	-	-	1,754,188	1,839,013	3,593,201
To Class B Member (fund manager)	-	-	944,562	990,237	1,934,799
Total distributions	2,005,250	2,864,250	2,829,250	2,829,250	10,528,000
Distributions to Class A Members	$ 2,005,250	$ 2,864,250	$ 1,884,688	$ 1,839,013	$ 8,593,201
Distributions to Class B Member	$ -	$ -	$ 944,562	$ 990,237	$ 1,934,799
Class A Members annual return on investment	40.11%	57.29%	37.69%	36.78%	
Class A Members cumulative return on investment	40.11%	97.40%	135.09%	171.87%	

See Accountant's Compilation Report and Summary of Significant Forecast Assumptions and Accounting Policies.

PART III – EXHIBITS

Item 1. Index to Exhibits.

(2) Operating Agreement of Cornerstone Income Fund, LLC. Pages 1 to 20 (also encompasses Item 2.(3) Instruments defining the rights of securityholders).
(4) Subscription Agreement. Pages 21 to 25.
(12) Sales Material. Pages 26 to 30.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on 2/27, 2003.

Cornerstone Income Fund, LLC

By: [signature]
Arthur B. Adler, President Cornerstone Financial Group USA, Ltd., Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature]

(Title) Arthur B. Adler, President Cornerstone Financial Group USA, Ltd., Manager

(Date) 2/27/03

EXHIBIT 2

OPERATING AGREEMENT

CORNERSTONE
INCOME FUND, LLC

OPERATING AGREEMENT

OF

CORNERSTONE INCOME FUND, LLC.

An Illinois Limited Liability Company

Effective as of January 1, 2003

THE INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM.

TABLE OF CONTENTS

CORNERSTONE INCOME FUND, LLC.

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "Agreement") of CORNERSTONE INCOME FUND, LLC the ("Fund") is entered into by and among the parties executing a counterpart signature page to this Agreement (collectively, the "Members") and is effective as of January 1, 2003. The Members shall be listed on Exhibit A to this Agreement. There shall be two classes of Members. The Members holding Class A Interests shall be listed on Schedule A to Exhibit A and the Members holding Class B Interests shall be listed on Schedule B to Exhibit A, as such Schedules may be amended from time to time. Any reference in this Agreement to a Member shall include such Member's successors to the extent such successors have become Substitute Members in accordance with the provisions of this Agreement.

RECITALS

A. The Fund was formed on October 10, 2002 for the purpose of purchasing and collecting portfolios of delinquent consumer and business credit receivables, and those receivables that have already been reduced to judgment.

B. This Agreement describes the rights and obligations among the Members of the Fund and between the Fund and the Members.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Members agree as follows:

ARTICLE I

FORMATION

1. **Agreement**. The Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. The Members and the Fund hereby agree that the duties and obligations imposed on the Manager and Members shall be those set forth in this Agreement, which is intended to govern the relationship among the Members and between the Fund and the Members, notwithstanding any provision of the Act or common law to the contrary.

2. **Name**. The name of the Fund is CORNERSTONE INCOME FUND, LLC. and all business of the Fund shall be conducted under that name or under any other name, to the extent permitted by applicable law.

3. **Effective Date.** This Agreement shall become effective as of January 1, 2003.

4. **Term**. The Fund shall have perpetual duration unless terminated as hereinafter provided.

5. **Registered Agent and Office.** The initial registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles as filed in the office of the Secretary of State of Illinois. The Manager, may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State of Illinois. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement registered agent or file a notice of change of address as the case may be.

6. **Principal Office.** The principal office of the Fund shall be located at 25 East Washington Street, Suite 500, Chicago, Illinois 60602. The Manager may, from time to time, change the principal office of the Fund.

(Balance of this page intentionally left blank)

ARTICLE II

DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

1. **Act**. The Illinois Limited Liability Company Act and all amendments to the Act.

2. **Affiliate.** A Person that directly or indirectly controls, is controlled by or is under common control with, the Person in question or that is a family member of the Person in question.

3. **Agreement**. This Operating Agreement including all amendments adopted in accordance with this Agreement and the Act.

4. **Articles**. The Articles of Organization of the Fund as properly adopted and amended from time to time as hereinafter provided and filed with the Secretary of State of Illinois.

5. **Assignee**. A Person to whom a Membership Interest has been transferred who has not been admitted as a Substitute Member.

6. **Capital Account.** The account maintained for a Member or Assignee determined in accordance with Article VH.

7. **Capital Contribution.** The capital contributed by a Member to the Fund.

8. **Cash Available for Distribution.** The excess of cash received from the collection of Receivables by the Fund over the sum of (i) the Collection Fee, (ii) amounts to be used by the Manager to acquire new Receivables and (iii) reserves determined by the Manager to be necessary and desirable for the operation of the Fund.

9. **Class B Interest.** The Membership Interest of the Class B Member. The Class B Interest of the Class B Member shall be set forth on Schedule B of Exhibit A as such may be adjusted from time to time.

10. **Class A Interest**. The Membership Interest of a Class A Member. The Class A Interest of a Class A Member is the percent calculated by dividing the Capital Contribution of such Class A Member by the total Capital Contributions of all Class A Members. The Class A Interests of the Class A Members shall be set forth on Schedule A of Exhibit A hereto as such may be adjusted from time to time.

11. **Class B Member**. The Class B Member is CORNERSTONE FINANCIAL GROUP USA, LTD. and its successors and assigns.

12. **Class A Member**. Any Member who is an owner of a Class A Interest as described herein. The initial Class B Members are the investors in the offering.

13. **Code**. The Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent federal revenue laws and regulations, guidelines, rulings and procedures promulgated thereunder, existing from time to time.

14. **Collection Fee**. The Collection Fee set forth in Section 4, Article VI.

15. **Company**. CORNERSTONE INCOME FUND, LLC, a Limited Liability Company formed under the laws of Illinois and any successor Limited Liability Company.

16. **Distribution.** A distribution of cash to a Member as described in Article VIII.

17. **Manager.** The Class B Member is the Manager.

18. **Member**. An initial Member and Substituted Member, including, unless the context expressly indicates to the contrary, an Assignee.

19. **Membership Interest**. A Member's and Assignee's rights to Distributions and allocations of Net Profits and Net Losses.

20. **Net Profits or Net Losses**. The taxable income or loss of the Company for such year or period, as the case may be, as determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit and Net Loss pursuant to this Section 20 shall be added to such taxable income or loss and

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) which are treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1 (b)(2)(iv)(0, and not otherwise taken into account in computing Net Profit and Net Loss pursuant to this Section 20, shall be subtracted from such taxable income or loss.

21. **Offering Memorandum.** The Confidential Offering Memorandum offering Class A Interests in the Company.

22. **Originating Institution.** This term is defined in Article III.

23. **Person**. An individual, corporation, partnership, limited liability company, joint venture, trust, estate, or other entity or organization.

24. **Proceeding**. Any administrative, judicial, or other adversary proceeding, including, without limitation, litigation, arbitration, administrative adjudication, mediation, and appeal or review of any of the foregoing.

25. **Receivables.** This term is defined in Article III.

26. **Substitute Member.** An Assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

ARTICLE III

BUSINESS

The business of the Company shall be to acquire, manage and collect accounts of delinquent consumer and business debt (the "Receivables", which shall include Receivables which are in judgment form) and, in some instances, dispose of the same through sale, trade or other means. Acquired Receivables are comprised of obligations of customers located throughout the United States. The Receivables to be acquired by the Company will primarily consist of individual Discover, VISA, MasterCard and private label credit card accounts and consumer and business loan accounts issued by originating institutions ("Originating Institutions"), such as major banks and merchants. Most of these Receivables have been charged off by the Originating Institution. By purchasing the portfolios of Receivables, the Company provides Originating Institutions with an opportunity to recoup a portion of amounts that already have been charged off. In furtherance of the foregoing business, the Company shall have the power to engage in any other business or activity as may be necessary, incidental or convenient to carrying out the business of the Company.

ARTICLE IV

RECORDS AND LIABILITY

1. **Records to be Maintained.** The Manager shall maintain the following records at the principal office:

(a) A current list of the full name and last known business address of each Member and Manager, both past and present;

(b) A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of this Agreement including all amendments and Exhibits and Schedules thereto;

(e) Copies of any financial statements of the Company for the three most recent years, and

(f) Minutes of every meeting of Members and any written consents in lieu of a meeting of Members.

2. **Reports to Members.**

(a) The Manager shall provide reports at least annually to the Members at such time and in such manner as the Manager may determine reasonable.

(b) The Manager shall provide all Members and Assignees with those tax returns required by the Code and the laws of any state.

3. **Books of Account.** The Manager shall maintain books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept using such principles and methods of accounting as deemed appropriate by the Manager. Upon reasonable request, a Member shall have the right, during normal business hours, to examine the books of account of the Company.

4. **Names, Capital Contributions and Interests.** The names, Capital Contributions and Interests (Class A or B) of the Members shall be set forth on Exhibit A attached hereto. Exhibit A shall be appropriately adjusted from time to time to reflect changes required or permitted by this Agreement.

5. **Liability of Members and Manager.** Neither the Members nor the Manager shall be liable under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company.

(Balance of this page intentionally left blank)

ARTICLE V

RIGHTS AND DUTIES OF MEMBERS

1. **Admission of New Class A Members.** Selection of Class A Members shall be made by the Manager, in its sole discretion, consistent with the terms of the Offering Memorandum. Except as provided in Article XI, the Manager shall not admit Class A Members to the Company after December 31, 2003, without the prior written consent of Class A Members holding a majority of the Class A Interests.

2. **Voting**. Except as specifically provided in this Agreement, the Class A Members shall have no voting rights whatsoever.

3. **Quorum, Voting of Members.** Members holding a majority of the Class A or Class B Interests, as the case may be, entitled to vote on the matter shall constitute a quorum at any meeting of Members for action on that matter. If a quorum is present, the affirmative vote of Members holding a majority of the Class A or Class B Interests, as the case may be, entitled to vote on the matter shall be the act of the Members, unless otherwise required by this Agreement. B Member may vote in person or by proxy at any meeting of Members.

4. **Meeting of Members.**

(a) Meetings of the Members may be called by the Manager or by the Members holding a majority of the Class A or Class B Interests, as the case may be, entitled to vote on the matter to be considered at the meeting.

(b) Meetings of Members may be held at such time and place, as may be determined by the Manager or the Members calling the meeting.

(c) Notice stating the place, day, and hour of the meeting and, the purpose for which the meeting is called, shall be given by mail, telecopy or telephone to each Member at its last known business address by or at the direction of the Manager or Members calling the meeting. If mailed, such notice shall be deposited in the U.S. mails not less than ten days before the date of the meeting, and if given by telecopy or telephone, such notice must be sent (if by telecopy) or given (if by telephone) not less than twenty-four hours before the time of the meeting. A waiver of notice in writing, signed by the Member entitled to such notice before, at, or after the time of the meeting stated in the notice shall be equivalent to the giving of such notice.

(d) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

(e) By attending a meeting, a Member waives objection to the lack of notice or defective notice unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. A Member who attends a meeting also waives objection to consideration at such meeting of a particular matter not within the purpose described in the notice unless the Member objects to considering the matter when it is presented.

5. **Action by Written Consent.** Any action which may be taken at a meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Members holding not less than the minimum percentage of Class A or Class B Interests, as the case may be, that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted.

6. **Record Date.** For the purpose of determining Members entitled to notice of or to vote at any meeting of Members, or Members entitled to a Distribution, the Manager may fix in advance a date as the record date for such determination of Members, such date to be not more than 30 days prior to the date on which the particular action is to be taken. If no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or entitled to a Distribution, the date on which notice of the meeting is mailed or the consent executed or the date on which such Distribution is made shall be the record date for such determination of Members.

ARTICLE VI

MANAGER

1. **Manager.** Subject to the limitations set forth in this Agreement, the business and affairs of the Company shall be managed by, and under the direction of, the Manager. Without limiting the generality of the foregoing, the Manager shall have the power for, and on behalf of the Company, to:

(a) Acquire, invest in, manage, collect, sell, trade, dispose and otherwise deal with the Receivables;

(b) Initiate, prosecute, compromise and defend any Proceedings, including, without limitation, involving the Receivables;

(c) Borrow money from any Person, including any bank or lending institution, and in connection with any such borrowing, mortgage, pledge and grant security interests in any of the Company's assets; provided any such borrowing shall not exceed a period of 90 days and, together with all other Company borrowings then outstanding, shall not exceed 10% of the total Capital Contributions of all Members;

(d) Invest the Company's funds in commercial paper, U.S. government securities, certificates of deposit, money market funds and similar investment vehicles;

(e) Receive and disburse Company funds and maintain such funds in one or more bank, savings or other financial institution accounts;

(f) Execute any and all agreements, contracts, documents, certificates, guarantees, assignments and other instruments deemed by the Manager to be necessary or appropriate in connection with the Company's business;

(g) Enter into joint ventures, partnerships or other associations of any kind with any Person or Persons;

(h) Discharge or otherwise provide for payment of the Company's obligations; and

(i) Do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Any third party may rely on this Section as evidence that the Manager has the full right and authority to manage the affairs of the Company without any consent or vote of the Members.

2. **Resignation and Removal.** The Class B Member shall be the Manager. The Manager may not resign or be removed, but on the transfer or assignment of the Class B Interest the new Class B Member shall be the Manager.

3. **Authority** .

(a) The Manager may delegate to agents of the Company and agents, officers and employees of the Manager, all or any part of the Manager's rights and powers to manage and control the business and affairs of the Company, and may revoke such delegations at any time. The Manager may give such agents of the Company such titles or designations as the Manager deems appropriate (including titles as officers of the Company).

(b) Only the Manager, its authorized agents, officers and employees, and agents of the Company authorized by the Manager shall have the authority to bind the Company. No Member who is not either a Manager or otherwise authorized as an agent shall take any action to bind the Company, and each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member.

4. **Compensation of Manager.** The Company shall pay the Manager a collection fee (the "Collection Fee") equal to 35% of adjusted gross proceeds from the collection of Receivables. The term "adjusted gross proceeds" means gross proceeds after payment of litigation expenses such as court costs. Except for litigation expenses, the Manager shall be responsible for and pay all costs of collection, including, but not limited to, contingency fees, rent, utilities, phone, accounting fees, compensation to Manager's employees and other costs of operating the Company. Notwithstanding the foregoing, in the event an account is taken to litigation outside the State of Illinois, the Collection Fee shall be increased to 45% of adjusted gross proceeds on such account.

5. **Manager's Standard of Care.** Notwithstanding anything in this Agreement to the contrary, the Manager shall not be liable to the Company or to any Member for any action or omission taken by such Manager, provided such action or omission did not constitute gross negligence, willful misconduct or a knowing violation of law. In discharging its duties, a Manager shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements by any Member or by other Persons, as to matters the Manager reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company or the Manager, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

6. **Indemnification.** The Company shall indemnify the Members and the Manager from and against any and all costs, losses, liabilities and damages, including, without limitation, reasonable attorneys' fees, paid or incurred by such Member or Manager in connection with an action, suit or proceeding brought against such Manager or Member in its capacity as a Member or Manager, to the fullest extent provided or allowed by the laws of the State of Illinois.

7. **Conflicts of Interest.**

(a) The Members, the Manager, and their Affiliates may have other business interests, including, without limitation, business interests that may be competitive with those of the Company, and may engage in other business opportunities that may be beneficial to the Company without offering such opportunities to the Company. It is expressly understood that the Manager, the Members and their Affiliates intend to engage in other business transactions that involve the acquisition, management and collection of Receivables and that the Company and the other Members have no rights in or to any income or profits derived there-from.

(b) A Member, the Manager, and their Affiliates do not violate a duty or obligation to the Company merely because the Member's, Manager's or the Affiliates' conduct furthers the Member's, Manager's, or Affiliates' own interest. The Manager shall be required to devote to the Company's affairs such amount of time (but no more than such amount of time) as is reasonably necessary to the performance of its duties hereunder.

(c) A Member, the Manager and any of their Affiliates may lend money to, borrow money from, collect Receivables for, act as a surety, guarantor or endorser for, guaranty or assume one or more obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a Person who is not a Member, Manager or Affiliate. It is expressly understood that an Affiliate of the Manager intends to collect Receivables for the Company and that the Company and the Members have no rights in or to any income or profits derived there-from.

[Balance of this page intentionally left blank]

ARTICLE VII

CONTRIBUTIONS AND CAPITAL ACCOUNTS

1. **Interests.** The Company is authorized to issue two classes of Interests designated, respectively, as "Class A Interests" and "Class B Interests." Class A Interests shall be issued pursuant to the Offering Memorandum to the Class A Members. Class B Interests shall be issued to the Class B Member who is the Manager.

2. **Capital Contributions.**

(a) The Class B Member has contributed $25,500 in cash. The Class A Members shall contribute up to $5,000,000 in cash. The capital of the Class A Members shall be contributed in Class A Interests of $50,000 each (up to 100 Interests). Payment for each Class A Interest shall be made in cash at the time of admission. No Class A Member may purchase less than one Class A Interest unless permitted by the Manager in its sole discretion. The Manager in its sole discretion may increase the size of the offering to Class A Members. No Member shall be required to make any additional Capital Contributions to the Company.

(b) No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. No Member may make any additional Capital Contributions to the Company without the prior written consent of Class A Members holding a majority of the Class A Interests.

3. **Capital Account Deficit.** No Member shall be required to contribute to the Company upon its dissolution or upon liquidation of its interest in the Company any deficit then existing in its Capital Account.

4. **Capital Accounts.** The Company shall establish and maintain Capital Accounts for each Member in accordance with the following provisions:

(a) Each Member's Capital Account shall begin with the amount of the Capital Contribution as set forth opposite the Member's name on Exhibit A hereto, and shall be increased by any additional Capital Contributions it may make, by its distributive share of Net Profits, and by the amount of any Company liabilities that are assumed by such Member or that are secured by Company property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by the amount of cash and the value of any Company property distributed to such Member pursuant to any provision of this Agreement, by such Member's distributive share of Net Losses, and by the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company

(c) In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(d) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulation. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Manager shall adjust the amounts debited or credited to Capital Accounts with respect to (i) any property contributed to the Company or distributed to the Members and (ii) any liabilities that are secured by such contributed or distributed property or that are assumed by the Company or the Members, in the event the Manager shall determine such adjustments are necessary or appropriate pursuant to Treasury Regulation Section 1.704- 1 (b)(2)(iv). The Manager also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulation Section 1.704-1(b).

5. **Certificates.** Certificates shall be issued representing the Class A Interests and Class B Interests held by the Members. The following legend, or one substantially similar thereto, shall be placed upon the Members' certificates:

> The Interests represented by this Certificate(s) have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be sold or transferred in the absence of an effective registration statement under the Act or an exemption from registration thereunder. The transfer of the Interests represented by this Certificate is subject to the conditions specified in the Operating Agreement of the Company.

ARTICLE VIII

ALLOCATIONS AND DISTRIBUTIONS

1. **Allocations of Net Profits and Net Losses.** Net Profits and Net Losses shall be allocated to the Members as follows:

(a) Any Net Loss of the Company for any fiscal year or period shall be allocated to the Members having positive Capital Account balances in proportion to, and to the extent of, their respective positive Capital Account balances and thereafter 100% to the Class B Member.

(b) Net Profits of the Company for any fiscal year or period shall be allocated to the Members as follows:

(i) First, until the Company has cumulatively recouped all Net Losses allocated pursuant to subsection 1(a) above, any Net Profits of the Company for any fiscal year or period shall be allocated to the Members in the proportions, amounts, and reverse order in which Net Losses were actually allocated pursuant to subsection 1(a) above.

(ii) Thereafter, 65% to the Class A Members in proportion to their respective Class A Interests as set forth on Schedule B to Exhibit A and 35% to the Class B Member.

2. **Special Allocations.**

(a) The Members agree that, solely for income tax purposes, income, gain, loss and deduction with respect to property contributed to the Company by any Member shall be allocated among the Members, so as to take account of the variation between the adjusted basis of the property to the Company and its fair market value at the time of contribution, as provided in Section 704(c)(1)(A) of the Code and Treasury Regulation Section 1.704-1(c).

(b) The items comprising any Net Profit or Net Loss of the Company for income tax purposes (e.g., items of income, gain, deduction and credit) shall be allocated among the Members in the same proportion as such Net Profit or Net Loss is allocated.

(c) If any increase or decrease arises under Section 743 of the Code in the adjusted basis of the Company property with respect to any Member, such increase or decrease shall be taken into account by such Member individually, without affecting its Capital Account, or its share of Net Profits, Net Losses or Distributions.

3. **Split Ownership.** To the extent Section 461 or 706 of the Code does not require otherwise, if it is necessary to allocate a portion of any year's Net Profits or Net Losses among two or more Persons who own the same interest in the Company at different times during such year, the allocation shall be made in proportion to the number of days in such year that each Person owned such interest (treating ownership as in the transferor on the day of any transfer).

4. **Basis Adjustments.** If there occurs an event which would permit an increase (deemed by the Manager to be a material increase) in the adjusted basis of Company property under Section 734 or 743 of the Code, the Manager may, at its option, make the election provided for in Section 754 of the Code. If the Manager makes such election, it shall allocate the legal, accounting and other expenses incurred by the Company from time to time as a result of basis adjustments under Section 743 of the Code among those Members with respect to whom such adjustments are made (with such allocations to be made in a manner or manners selected by the Manager from time to time and deemed equitable by it, and with cash flow distributions to such Members to be reduced as soon as feasible by the amount of such allocations).

5. **Qualified Income Offset.** In the event any Member unexpectedly receives adjustments, allocations, or distributions described in Treasury Regulation Section 1.7041(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company Net Profits shall be specially allocated to such Member in an amount and manner sufficient to eliminate any deficit balance in its Capital Account created by such adjustments, allocations or distributions as quickly as possible. This Section 5 is intended to be a "qualified income offset" as defined in Treasury Regulation Section 1.704-1(b)(2)(ii)(d), and shall be construed in accordance with such intention.

6. **Minimum Gain Chargeback.** Notwithstanding the foregoing provisions of this Article VIII to the contrary, if there is a net decrease in Company minimum gain during the Company's taxable year, each Member must be allocated items of Net Profits and income (including taxable income) for that year equal to the Member's share of the net decrease in Company minimum gain. This Section 6 is intended to constitute a "minimum gain chargeback" provision described in Treasury Regulation Section 1.704-2(f) and shall be construed in accordance with such intention.

7. **Allocations Pursuant to Sections 5 and 6.** Any allocations of items of Net Profits pursuant to Sections 5 and 6 above shall, to the maximum extent possible consistent with such sections, be taken into account in computing contemporaneous and subsequent allocations of items of Net Profits and Net Losses so that the amount and character of Net Profits and Net Losses allocated to each Member pursuant to this Article shall be equal to what would have been allocated to each Member in the absence of Sections 5 and 6.

8. **Distributions.** Beginning with the month a significant amount of cash is available for distribution, Cash Available for Distribution shall be distributed on the 10th day of each and every month or on such other day during the month as determined by the Manager as follows:

(a) First, 100% to the Class A Members in proportion to their respective Class A Interests as set forth on Schedule A to Exhibit A until they have received a return of their Capital Contributions.

(b) Thereafter, 65% to the Class A Members in proportion to their respective Class A Interests as set forth on Schedule A to Exhibit A and 35% to the Class B Member.

No Member shall be entitled to a return of its Capital Contribution except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Company may be considered as such by law and then only to the extent provided in this Agreement. Notwithstanding anything in this Section 8 to the contrary, no distributions shall be made in violation of the Act. Amounts payable to any Person other than in its capacity as a Member, such as for services rendered, shall not be treated as a Distribution for purposes of this Section 8.

ARTICLE IX

TAXES

1. **Elections.** The Manager shall make such tax elections for the Company under the Code and the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company as it deems appropriate. The Manager may, where permitted by the rules of any taxing jurisdiction, make a composite, combined or aggregate tax return reflecting the income of the Company and pay the tax, interest and penalties of some or all of the Members on such income to the taxing jurisdiction, in which case the Company shall inform the Members of the amount of such tax, interest and penalties so paid and reduce the Distributions to such

Members accordingly.

2. **Tax Matters Partner.** The Class A Member shall be the "tax matters partner," and as such shall:

(a) Have the authority, on behalf of the Company, to negotiate with the Internal Revenue Service and any state or local taxing authority and act on behalf of the Company in any administrative or judicial proceeding (including the right to commence, appear in, defend and discontinue any such proceeding) involving a deficiency or refund of federal, state or local income taxes;

(b) Have the authority, on behalf of the Company, to settle any federal, state or local income tax matters involving the Company either before or after a judicial proceeding;

(c) Have the authority, on behalf of the Company, to do such other acts or deeds and execute all such documents on behalf of the Company as may be necessary or appropriate to carry the foregoing into effect; and

(d) Be obligated to keep the Members reasonably informed with respect to the status of such matters.

3. **Cash Method of Accounting.** The records of the Company shall be maintained on a cash receipts and disbursements method of accounting.

ARTICLE X

TRANSFER OF MEMBERSHIP INTERESTS

1. **Transfers.** Subject to Section 2 below, a Member may transfer its Membership Interest in the Company upon the transferor and transferee executing and delivering all documents that the Manager deems necessary or appropriate in connection with the transfer. Such transferee shall be deemed an Assignee and shall not have the right to vote or to otherwise participate in the management of the business and affairs of the Company as a Member or to become a Member except as provided in Article XI below. The transfer shall not be effective, and the Assignee shall not have any right to Distributions hereunder, until such documents have been executed and delivered to the Manager and the transfer shall have been noted in the records of the Company.

2. **Prohibition on Transfer.** Notwithstanding anything herein to the contrary:

(a) A Member may not offer for sale, sell or otherwise transfer its Membership Interest except pursuant to an effective registration under the Securities Act of 1933 and applicable state securities laws, or pursuant to exemption from registration under the Securities Act of 1933 and applicable state securities laws, the availability of which is to be established to the satisfaction of the Company.

(b) No Member may transfer its Membership Interest if such transfer would cause (i) the Company to be taxed as a C Corporation, (ii) a termination of the Company for purposes of Section 708 of the Code, or (iii) the Company to be treated as a publicly traded partnership for purposes of the Code.

3. **Dissociation.**

(a) A Member may not resign or otherwise retire from the Company.

(b) Upon the bankruptcy of a Member or any other involuntary transfer of a Member's interest in the Company, the transferee shall only be entitled to receive the transferor's Membership Interest in the Company. Such transferee shall be deemed an Assignee and shall not have the right to vote or to otherwise participate in the management or governance of the Company or to become a Member except as provided in Article XI below.

ARTICLE XI

ADMISSION OF ASSIGNEES

1. **Rights of Assignees.** The Assignee of the Membership Interest has no right to vote or to otherwise participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive the Distributions and to be allocated the Net Profits and Net Losses attributable to the Membership Interest.

2. **Admission of Substitute Members.** An Assignee of the Membership Interest shall be admitted as a Substitute Member and admitted to all the rights of the Member who assigned the Membership Interest only with the approval of the Manager, which may be withheld in the sole and absolute discretion of the Manager. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Membership Interest.

ARTICLE XII

DISSOLUTION AND WINDING UP

1. **Event of Dissolution.** The Company shall be dissolved and terminated upon the written consent of the Class B Member to dissolve the Company. The Company shall not be dissolved upon the occurrence of any other event.

2. **Effect of Dissolution.** Upon dissolution, the Manager shall wind up the Company's affairs and shall have the power and authority, in the name of, and for and on behalf of, the Company to prosecute and defend suits, gradually settle and close the Company's business, dispose of and convey the Company's assets in an orderly manner and taking into account market conditions in a liquidating portfolio, discharge or make reasonable provision for the Company's liabilities, and distribute to the Members any remaining assets of the Company. Nothing herein shall prevent the Manager during the dissolution process from collecting its outstanding Receivables in the ordinary course.

3. **Termination.** Upon dissolution and termination, except as otherwise required by law, the assets of the Company shall be used and distributed in the following order:

(a) To pay or provide for the payment of all Company liabilities and liquidating expenses and obligations; and

(b) To distribute to the Members the amounts then in their Capital Accounts.

ARTICLE XIII
INVESTMENT REPRESENTATION

1. **Investment Purpose.** In acquiring its Class A Interests, each Member represents and warrants that it is acquiring such Class A Interest for its own account, for investment and not with a view to sale or distribution. Each Member recognizes that this investment involves substantial risk.

2. **Investment Restriction.** Each Member recognizes that (i) its Class A Interest has not been registered under the Securities Act of 1933 in reliance upon an exemption from such registration, (ii) in addition to the restrictions in this Agreement, the Member may not sell, offer for sale, transfer, pledge or hypothecate such Interest in the absence of an effective registration statement covering such Interest under the Securities Act unless such sale, offer of sale, transfer, pledge or hypothecation is exempt from registration under the Securities Act of 1933, (iii) the Company does not have any obligation to register such Interest for sale, or to assist in establishing an exemption from registration for any proposed sale, and (iv) the restrictions on transfer may severely affect the value of a Member's investment.

3. **Sophistication.** Each Member represents that it has sufficient knowledge and experience in

financial and business matters so that it is capable of evaluating the merits and risks of this investment. In evaluating its investment, each Member has relied upon its own independent investigation of the Company, including its review of the financial statements of the Company.

4. **Ability to Bear Risks.** Each Member represents that it has the financial ability to bear the economic risks of the investment, has adequate means for providing for its current needs and personal contingencies, and has no need for liquidity in its investment in the Company and can afford to lose its entire investment.

5. **Availability of Information.** Each Member represents that it has been given the opportunity to obtain any and all information which it has desired and to ask questions, and receive answers concerning the terms and conditions of the investment and the Company's business, prospects and financial situation, and to obtain additional information necessary to verify the accuracy of any information supplied to it as it desired in order to evaluate the investment

ARTICLE XIV

AMENDMENT

This Agreement may be modified and amended, from time to time, only upon the affirmative vote of the Class B Member. Class A Members shall have no right to vote regarding amendments or modifications to this Agreement unless such amendment or modification adversely affects the rights or privileges of Class A Members, in which event, the holders of a majority of the Class A Interests must also approve the amendment or modification. The unanimous consent of all Members is required for any amendment or modification which would obligate the Members to make additional Capital Contributions to the Company. No Member or Manager shall have any vested rights in this Agreement which may not be modified through an amendment to this Agreement.

ARTICLE XV

MISCELLANEOUS PROVISIONS

1. **Rights of Creditors and Third Parties under Company Agreement.** This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person and no such creditor or third party shall have any rights under this Agreement.

2. **Notices.** Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications which any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by depositing the notice in the U.S. mails, postage prepaid, addressed as follows:

(a) If to any of the Members, at their respective addresses set forth in the records of the Company.

(b) If to the Manager, at the principal office of the Company.

All notices given in compliance with this Section shall be deemed to have been given on the date so mailed.

3. **Covenant To Sign Documents.** Each Member covenants, for itself and its successors and assigns,-to execute, with acknowledgment or verification if required, any and all documents and writings which may be necessary or expedient in the achievement of the Company's business.

4. **Power of Attorney.** Each Member, by the execution of this Agreement or a counterpart thereof

or the acceptance of a Membership Interest in the Company, irrevocably constitutes and appoints the Manager as its true and lawful attorney, with full power and authority in its name, place and stead, to make, execute, acknowledge, swear to and file: (i) any certificate or other instrument necessary to qualify or continue to qualify the Company as a limited liability company under the laws of the State of Illinois, or any other state in which the Manager deems it advisable to file; (ii) any amendment to this Agreement and/or the Company's Articles which is required as a result of a change or modification in accordance with this Agreement; (iii) all documents that may be required to effect the dissolution of the Company; and (iv) all certificates and other documents which such Member shall at any time or times be required to execute under the terms of this Agreement (including, without limitation, under the terms of Section 3 above).

5. **Gender.** The masculine, feminine or neuter genders as used herein shall be read as the masculine, feminine or neuter genders where the context requires.

6. **Counterparts.** This Agreement may be executed in counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

7. **Governing Law.** This Agreement is made pursuant to the provisions of the Act and shall be construed accordingly, and to the extent not covered by the Act, shall be governed by the laws of the State of Illinois applicable to agreements entered into and to be entirely performed in that State.

8. **Successors and Assigns.** Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and assigns

9. **Severability.** If any provision or provisions of this Agreement are determined by a court to be invalid or unenforceable, such determination shall not affect any other provision or provisions, each of which shall be construed and enforced as if such invalid or unenforceable provision were not contained herein.

10. **Headings.** The headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to limit or effect the meaning or interpretation of this Agreement.

11. **Arbitration.** Any controversy or claim arising out of or relating to this Agreement, or the breach thereof or the investment made hereby, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. There shall be three arbitrators and arbitration shall take place in Chicago, Illinois.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of this 1st day of January 2003.

CLASS A MEMBERS:

A separate counterpart signature page for each Class A Member will be attached when signed.

CLASS B MEMBER:

Cornerstone Financial Group USA, Ltd., an Illinois corporation

By: _____ ______________
Arthur B. Adler, Esq.

EXHIBIT A
SCHEDULE A
Class A Members

Name	Capital Contribution	Class A Interest

SCHEDULE B
Class B Member

Name	Capital Contribution	Class B Interest
Cornerstone Financial Group USA, Ltd.	$25,500	100%

EXHIBIT 4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (the "Subscription Agreement") dated as of this ______ day of ______________, 2003 between Cornerstone Income Fund, LLC (the "**LLC**"), and the following person or entity:

____

Exact Name of Subscriber

____

Number of Interests

____

(If Corporate Entity) State or Jurisdiction of Organization

____

Address

_______________________________(herein, the "**Subscriber**"),

W I T N E S E T H:

The LLC is offering for sale, on the terms and conditions set forth below (the "**Offering**"), to "accredited investors" (as hereinafter defined) who satisfy the suitability criteria set forth herein, up to one hundred (100) Interests (the "Interests"), at a price of Fifty Thousand Dollars ($50,000) per Interest (the "**Offering Price**"), each Interest consisting of a Class A membership interest in the LLC pursuant to the terms of the Operating Agreement of the LLC.

The Interests are being offered by manager of the LLC, Cornerstone Financial Group USA, Ltd. (the "**Manager**"), on a "best efforts" basis, during an offering period (the "**Offering Period**"), expiring December 31, 2003 (the "**Expiration Date**"), unless extended by the Manager, at its sole option. For its services in connection with this Offering, the Manager will not be paid any commissions in connection with the sale of the Interests.

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. SUBSCRIPTON FOR INTERESTS; REPRESENTATIONS BY SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the LLC and, subject to its acceptance of the subscription, the LLC hereby agrees to issue and sell to the Subscriber, at the Offering Price, the number of Interests set forth at the foot hereof. The Offering Price is payable in Dollars (U.S.) by check payable to the LLC at the time the Interests are subscribed for and the Subscription Agreement is delivered to the Manager. The Manager reserves the right to reject or to reduce the amount of any subscription, in which event it shall promptly notify the Subscriber of such action and return the Subscription Agreement and remit payment to the Subscriber with an acknowledgment that such subscription is rejected, and thus null and void. Certificates evidencing the Interests will be issued to Subscribers on or about the Expiration Date, unless the Manager chooses, in its discretion, an earlier closing date.

1.2 The Subscriber recognizes that the purchase of Interests entails elements of risk in that (i) the Subscriber may not be able readily to liquidate the investment; (ii) transferability of the Interests is restricted; and (iii) in the event of a disposition, the Subscriber could sustain the loss of the entire investment. The Subscriber acknowledges that the Subscriber specifically has reviewed the section entitled "Risk Factors" in the LLC's offering memorandum.

1.3 The Subscriber is (i) an "accredited investor" within the meaning ascribed to such term in Rule 501 of

Regulation D under the U.S. Securities Act of 1933, as amended (the "**Act**"), and the Subscriber is representing such status to the LLC by initialing the provision(s) of Rule 501 attached as Schedule 1.3 hereto that are applicable to the Subscriber.

1.4 The Subscriber acknowledges that the Subscriber has prior investment experience such that the Subscriber is able to evaluate the merits and risks of an investment in the LLC, or that the Subscriber has employed the services of an investment advisor to read the private placement memorandum and operating agreement of the LLC, and evaluate the merits and risks of such an investment on the Subscriber's behalf, and that the Subscriber recognizes the speculative nature of this investment and acknowledges the Subscriber is able to bear the economic risks being assumed by the Subscriber. The Subscriber also acknowledges that the Subscriber and his representative(s) have been afforded the opportunity to make, and have made, all inquiries as the Subscriber and his representatives deemed appropriate with respect to the LLC's affairs and prospects.

1.5 The Subscriber hereby represents that the Subscriber is acquiring the Interests for Subscriber's own account for investment, and not for public distribution. The Subscriber understands that the Interests have not been registered under the Act based, in part, on Subscriber's foregoing representation, and that the Interests may be required to be held indefinitely unless they are subsequently registered under the Act, or an exemption from such registration is available and a public market for such securities subsequently develops.

1.6 The Subscriber acknowledges that the certificates evidencing the Interests will bear a legend in substantially the following form, to which Subscriber consents:

> "These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of, unless registered pursuant to the provisions of that Act or an opinion of counsel to the Corporation is obtained stating that such disposition is in compliance with an available exemption from such registration."

1.7 Subscriber agrees that this Subscription Agreement is and shall be irrevocable.

1.8 The Subscriber has carefully read the Offering Materials (which shall be defined as the LLC's operating agreement and the LLC offering memorandum), all of which the undersigned acknowledges have been provided to the undersigned. The Subscriber further acknowledges that he or she fully understands the Offering Materials, and has had the opportunity to discuss any questions regarding any of the Offering Materials with his or her counsel or other advisor. Notwithstanding the foregoing, the only information upon which the Subscriber has relied is that set forth in the Offering Materials and his or her own independent investigation. The Subscriber acknowledges that he or she has received no representations or warranties from the LLC or its respective employees or agents in making this investment decision other than as set forth in the Offering Materials.

2. REPRESENTATIONS AND WARRANTIES BY THE LLC

The Manager, on behalf of the LLC, represents and warrants to the Subscriber as follows:

2.1 The LLC is a limit liability corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and has the corporate power and authority to own, lease and operate its properties and to conduct the business that it presently conducts. The LLC is duly qualified as a foreign corporation to transact business, and is in good standing in each jurisdiction in which such qualification is required, except for such jurisdictions where the failure to be so qualified or in good standing would not have a material adverse effect on the condition, financial or otherwise, or on the results of operations, business affairs or business prospects of the LLC.

2.2 The execution, delivery and performance of this Subscription Agreement by the LLC (a) has been duly authorized and approved by the Manager and all other necessary corporate action on the part of the LLC in connection therewith has been taken, and (b) will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the LLC pursuant to (i) the charter documents of the LLC, (ii) any material contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the LLC is a party or by which it may be bound or to which any of its properties may be subject, or (iii) any law, administrative regulation or court decree applicable to or binding upon the LLC. This Subscription Agreement has been duly and validly executed and delivered by the LLC and constitutes the legal, valid and binding agreement of the LLC, enforceable in accordance with its terms, except that (i) any enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect and affecting the rights of creditors generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

2.3 The Offering Materials are true, correct and complete in all material respects, and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.4 Since the respective dates as of which information was given in the Offering Materials, except as otherwise stated therein: (i) there has been no material adverse change in the financial condition, results of operations, affairs or prospects of the LLC, whether or not arising in the ordinary course of business; and (ii) there have been no transactions entered into by the LLC, other than those in the ordinary course of business, that are material to the LLC.

3. MISCELLANEOUS

3.1 Any notice, request, advice, consent or other communication given hereunder shall be given in writing and sent by overnight delivery service or registered or certified mail, return receipt requested, and addressed as follows: **if to the LLC, to the Manager: Cornerstone Financial Group USA, Ltd., 25 E. Washington Street, Suite 500, Chicago Illinois 60602. Attention: Arthur B. Adler, with a copy to Berkman, Henoch, Peterson & Peddy, P.C., 100 Garden City Plaza, Garden City, New York 11530, Attention: Jeffrey Stein, and if to the Subscriber, to the Subscriber at the address indicated below the Subscriber's signature to this Subscription Agreement**. Notices so given shall be deemed to have been given on the earlier to occur of actual receipt or three business days after the date of such mailing, except for notices of change of address, which shall be deemed to have been given when received.

3.2 This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof, and shall not be changed, modified or amended except by a writing signed by the parties hereto.

3.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

3.4 Each party shall pay its expenses, including attorneys' fees, in connection with this Subscription Agreement and the transactions contemplated hereby.

3.5 This Subscription Agreement and all Exhibits and amendments hereto, shall be governed in all respects under the internal laws of the State of Illinois applicable to agreements made and to be performed wholly in the State of Illinois (excluding any such law that may direct the application of the laws of any other jurisdiction). The parties hereby submit to the exclusive jurisdiction of the state and federal courts of the State of Illinois for adjudication of any dispute arising from, or in connection with, this Subscription Agreement, including the validity, execution, performance and enforcement hereof, and any matter relating hereto or relating to the relationship between the parties that was created or contemplated hereunder.

3.6 If any provision or any portion of any provision of this Subscription Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining portion of such provision as is held invalid or unenforceable to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

Cornerstone Income Fund, LLC

By:______________________________
Name: Arthur B. Adler, Esq.
Cornerstone Financial Group USA, Ltd.
Title: Manager

FOR INDIVIDUAL SUBSCRIBERS

____

Signature of Subscriber

____

Exact Name of Subscriber [please print]

____

____

Address of Subscriber

____

____

Number of Interests Subscribed For

FOR PARTNERSHIP, CORPORATION OR TRUST SUBSCRIBERS

____

Print Exact Name of Subscriber Corporation, Partnership, Trust or Other Business Entity

By: ____________________________________

Authorized Signatory

____

Print Name and Title of Authorized Signatory

____

State or Jurisdiction of Organization

____

____

Address

____

____

Number of Interests Subscribed For

EXHIBIT 12

SALES MATERIALS

SALES MATERIAL

CORNERSTONE
INCOME FUND, LLC

___________, 2003

Dear Investor:

CORNERSTONE INCOME FUND, LLC, is an Illinois Limited Liability Company, formed for the specific purpose of purchasing at deep discount and then collecting delinquent consumer and business receivables, some of which have been reduced to judgments. Delinquent Receivables consist primarily of credit card debt, which are unpaid debts of individuals and businesses to creditors, including banks, finance companies, retail merchants and other service providers. ***The Fund's primary investment objective is to generate attractive risk-adjusted returns through the acquisition, management and collection of the Receivables.***

The Fund's Manager, CORNERSTONE FINANCIAL GROUP, USA, LTD. has retained the exclusive services of Arthur B. Adler and Associates, Ltd., a Chicago based Collection law firm with over 30 successful years of collection experience of "charged-off" consumer debt. The clientele of Arthur B. Adler and Associates, Ltd., has included and/or includes Sears, Roebuck & Company, Discover Card, Capital One Credit Card, First Select Corporation, Providian Financial, Ford Motor Credit Company, Mercedes-Benz Credit Corporation, Daimler-Chrysler Financial and Toyota Motor Credit Corporation.

Upon the full funding of the Offering, approximately $66,700,000 of purchased accounts receivable will be able to be purchased at approximately $0.065 on the dollar. ***It is anticipated that a projected "Return on Investment" of 15% to 25% will be paid to investors on a monthly basis, when funds are available for distribution.***

If you would like to learn more about this investment opportunity, please contact me at our Chicago offices.

Sincerely,

Arthur B. Adler, Esq.
President, Cornerstone Financial Group USA, Ltd.
Manager, CORNERSTONE INCOME FUND, LLC

25 EAST WASHINGTON STREET ♦ SUITE 500 ♦ CHICAGO, ILLINOIS 60602-1702
TEL: 312-34-MONEY (346-6639) ♦ FAX: 312-726-3875 ♦ E-MAIL: INCOME@CORNERSTONEINCOMEFUND.COM

CORNERSTONE
INCOME FUND, LLC

OFFERING SUMMARY

The information set forth below is intended only for quick reference, is not complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in the Confidential Private Placement Memorandum (the "Memorandum"). All information is contained in the Memorandum regarding the Limited Liability Company Agreement of Cornerstone Income Fund, LLC (the "Operating Agreement"), and all other documents referenced herein, are qualified by a full statement of the terms thereof, as set forth in the exhibits to the Memorandum, which should be reviewed carefully by any prospective investor.

CORNERSTONE INCOME FUND, LLC **The Fund:** Cornerstone Income Fund, LLC, (the "Fund"), an Illinois Limited Liability Company, was recently formed for the purpose of purchasing and collecting delinquent consumer and business receivables which have already been reduced to judgment and in some instances, disposing of the same through sale, trade or other means. Delinquent Receivables are unpaid debts of individuals and businesses to creditors, including banks, finance companies, retail merchants and other service providers. Since the Fund was only recently formed, it has no operating history. The Fund provides limited liability for all investors and the Manager of the Fund in accordance with Illinois state law. The Memorandum relates to the offering of Class A limited liability company interests in the Fund.

CORNERSTONE INCOME FUND, LLC **Investment Objective:** The Fund's primary investment objective is to generate attractive risk-adjusted returns through the acquisition, management and collection of the Receivables.

CORNERSTONE INCOME FUND, LLC **The Offering:** The Fund is offering 100 Class A Interests at $50,000 per Interest. Sales will commence once the Memorandum has been qualified by the Securities and Exchange Commission and the Illinois Secretary of State. The minimum purchase is one Interest or $50,000. Proceeds from the sale of the Interests will be deposited into the CORNERSTONE INCOME FUND, LLC account at Bank One, 120 S. LaSalle Street, Chicago, Illinois 60603 no later than by December 31, 2003 (unless extended by the Manager) and released to the Fund upon acceptance by the Manager. The Manager may increase the size of the Offering at its sole discretion. The Manager may permit the sale of less than one Interest on a case-by-case basis in its sole discretion. Once accepted by the Fund, a subscriber will not have the right to a return of the subscription amount.

CORNERSTONE INCOME FUND, LLC **Subscriptions:** Persons interested in subscribing for Interests should complete and return to the Manager the subscription agreement.

CORNERSTONE INCOME FUND, LLC **Eligible Investors:** The Fund is offering Interests to investors who are "accredited investors" as defined in Regulation D under the Securities Act of 1933. Members must also be sophisticated persons' who understand the nature of the investment, do not require liquidity in the investment and can bear the economic risk of the investment.

CORNERSTONE INCOME FUND, LLC **Purchased Accounts Receivable:** The Company projects that $4,335,000 will remain after the payment of the syndication costs. The remaining funds will be used to purchase accounts receivable at approximately $0.065 on the dollar, representing approximately $66,700,000 of purchased accounts receivable.

CORNERSTONE INCOME FUND, LLC

CORNERSTONE INCOME FUND, LLC **Manager:** Cornerstone Financial Group USA, Ltd., serves as the Manager of the Fund and is responsible for managing the day-to-day affairs of the Fund. The principal executive offices of the Manager are located at 25 East Washington Street, Suite 500, Chicago, Illinois 60602-1702 and its telephone number is 312-34-Money (346-6339).

CORNERSTONE INCOME FUND, LLC **Members' Capital:** The Fund has two classes of Members: the Class A Members and the Class B Member. The Class B Member is the Manager of the Fund. Each investor will become a Class A Member in the Fund. Except for certain limited matters set forth in the Operating Agreement, the Class A Members will have no voting rights. The projection assumes that $5,000,000 of capital will be contributed in year one from Class A Members. All initial net collections will be distributed first as a return of capital at 100% to Class A Members. Once the initial capital is return to the Class A Members, future profits will be distributed 65% to Class A Members and 35% to the Class B Member.

CORNERSTONE INCOME FUND, LLC **Collection Firm:** The Manager will retain the services of a law firm, which specializes in the collection and recovery of debts. The Manager anticipates retaining the law firm of Arthur B. Adler & Associates, Ltd. to perform such services. Mr. Adler is the Principal of the Manager. The Collection Firm will receive twenty five percent of the amount collected by such firm.

CORNERSTONE INCOME FUND, LLC **Expenses:** The Manager shall bear all costs incurred by it in connection with the formation and organization of the Fund. The Fund shall bear all selling expenses of, and offering of Interests in, the Fund. The Manager shall also pay or cause to be paid all remaining costs and expenses incurred by the Manager for the benefit of the Fund in connection with the operation of the Fund which the Manager deems necessary or desirable, including but not limited to: all costs of collection (except for the costs of the collection firm), including, but not limited to, contingency fees, rent, utilities, phone, compensation to Manager's employees and other costs of operating the Fund.

CORNERSTONE INCOME FUND, LLC **Management Fee:** The Fund shall pay the Manager a collection fee equal to 35% of adjusted gross proceeds from the collection of Receivables. The term "adjusted gross proceeds" means gross proceeds after payment of litigation expenses such as court costs. Notwithstanding the foregoing, in the event an account is taken to litigation outside the State of Illinois, Chicago Metropolitan area the Collection Fee shall be increased to 45% of adjusted gross proceeds on such account.

CORNERSTONE INCOME FUND, LLC **Capital Contributions:** The minimum capital contribution is $50,000 for each Class A Member in the Fund. The Manager in its sole discretion may accept initial and subsequent investments in lesser amounts. Capital contributions from new members and additional contributions from existing members will be accepted at such times as the Manager may determine. All capital contributions will be due and payable as of the date of admission of such investor as a Member of the Fund. The Manager reserves the right to accept or reject subscriptions in its absolute discretion.

CORNERSTONE INCOME FUND, LLC **Transfer of Interests:** An Investor may only sell, offer for sale, transfer, pledge or hypothecate such Interest in accordance with the terms of the Operating Agreement and may not do any of the foregoing in the absence of an effective registration statement covering such Interest under the Securities Act unless such sale, offer of sale, transfer, registration for any proposed sale.

CORNERSTONE INCOME FUND, LLC **Allocation of Net Loss and Net Profit:** Any Net Loss of the Fund for any fiscal year or period shall be allocated to the Members having positive Capital Account balances in proportion to and to the extent of, their respective positive Capital Account balances and thereafter 100% to the Class B Member. Net Profits of the Fund for any fiscal year or period shall be allocated to the Members as follows: (i) first, until the Fund has cumulatively recouped all Net Losses allocated above, any Net Profits of the Fund for any fiscal year or period shall be allocated to the Members in the proportions, amounts and reverse order in which Net Losses were actually allocated; and (ii) thereafter, 65% to the Class A Members in proportion to their respective Class A Interests and 35% to the Class B Member.

CORNERSTONE INCOME FUND, LLC **Cash Available for Distribution:** Cash Available for Distribution is defined in the Operating Agreement as the excess of cash received from the collection of Receivables by the Fund over the sum of (i) the Collection Fee, (ii) amounts to be used by the Manager to acquire new Receivables and (iii) reserves determined by the Manager to be necessary and desirable for the operation of the Fund.

CORNERSTONE INCOME FUND, LLC **Distributions:** Beginning with the month a significant amount of cash is available for distribution, Cash Available for Distribution (as defined in the Operating Agreement) shall be distributed on the 10th day of each and every month or on such other day during the month as determined by the Manager as follows: (a) first, 100% to the Class A Members in proportion to their respective Class A Interests until they have received a return of their Capital Contributions; (b) thereafter, 65% to the Class A Members in proportion to their respective Class B Interests and 35% to the Class B Member.

CORNERSTONE INCOME FUND, LLC **Other Activities:** The Manager and its employees, affiliates and other agents engage in other business activities and may engage in the collection practice for other entities other than the Fund.

CORNERSTONE INCOME FUND, LLC **Tax Considerations:** The Manager shall make such tax elections for the Fund under the Code and the tax laws of any state or other jurisdiction having taxing jurisdiction over the Fund as it deems appropriate. The Manager may, where permitted by the rules of any taxing jurisdiction, make a composite, combined or aggregate tax return reflecting the income of the Fund and pay the tax, interest and penalties of some or all of the Members on such income to the taxing jurisdiction, in which case the Fund shall inform the Members of the amount of such tax, interest and penalties so paid and reduce the Distributions to such Members accordingly.

CORNERSTONE INCOME FUND, LLC **Risk Factors:** An investment in the Fund entails certain risks. There is no assurance that the Fund will be profitable or that an investor will not lose some or all of its investment in the Fund. Prospective investors should review carefully the discussion under "Risk Factors" contained in the Offering Memorandum. An investment in the Fund should only be made by investors who understand the risks involved and are able to withstand the loss of their entire amount invested.

CORNERSTONE INCOME FUND, LLC **Reports to Members:** An annual report to Members, including annual financial statements, will be provided to each Member.

CORNERSTONE INCOME FUND, LLC **Fiscal Year End:** The financial year of the Fund will end on December 31, 2003.

CORNERSTONE INCOME FUND, LLC **Term:** The Fund shall continue until terminated by the Manager in accordance with the Operating Agreement.

CORNERSTONE INCOME FUND, LLC **Use of Proceeds:** Capital Contributions received from the sale of the Interests, will be used by the Manager to purchase portfolios of Receivables.

CORNERSTONE INCOME FUND, LLC **Auditors:** Friedman, Goldberg, Mintz and Kallergis, LLC will serve as the independent auditors of the Fund.